Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT
by and among
THRYV AUSTRALIA PTY LTD,
THRYV HOLDINGS, INC.,
SENSIS HOLDING LIMITED,
SUNSHINE NEWCO PTY LTD,
THE SELLERS NAMED HEREIN
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
as Sellers’ Representative
March 1, 2021

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

EXHIBITS AND SCHEDULES

Exhibit A -	Definitions

Exhibit B -	Agreed Accounting Principles and Sample Closing Statement

Schedule 1 -	Schedule of Holdings Sellers

Schedule 2 -	Pre-Closing Transaction Steps

Schedule 3 -	Closing Schedule

SHARE PURCHASE AGREEMENT
This SHARE PURCHASE AGREEMENT, dated as of March 1, 2021 (this “Agreement”), is made by and among:
(i)	Thryv Australia Pty Ltd, an Australian proprietary limited company (“Buyer”);
(ii)	Solely with respect to Section 2.06(e), Thryv Holdings, Inc., a Delaware corporation (“Parent”);
(iii)
Sensis Holding Limited, a private limited company, which is incorporated under the laws of England and Wales (UK company number 09872424), having its registered office at 100 New Bridge Street, London, England, EC4V 6JA (“Holdings”);

(iv)	Sunshine NewCo Pty Ltd, ACN 638 934 335 an Australian proprietary limited company (“Sunshine SPV”);
(v)	Telstra Corporation Limited, ACN 051 775 556, an Australian public limited liability company (“Sunshine SPV Shares Seller”);
(vi)	each of the entities listed on Schedule 1 attached hereto (collectively, “Holdings Sellers” and individually, a “Holdings Seller”, and together with Sunshine SPV Shares Seller, “Sellers”); and
(vii)
Shareholder Representative Services LLC, a Colorado limited liability company (“Sellers’ Representative”), solely in its capacity as the representative, agent and attorney-in-fact of Sellers contemplated by Section 9.16.

BACKGROUND
A.            Holdings Sellers own all of the issued and outstanding shares in the capital of Holdings (the “Holdings Shares”) in the respective amounts set forth in Schedule 1 attached hereto.
B.            An indirect, wholly owned subsidiary of Holdings owns 7,000,000 Class A ordinary shares and 70 Class C ordinary shares (collectively, the “Majority Sunshine Shares”) in the capital of Project Sunshine I Pty Limited, an Australian proprietary limited company (“Sunshine”).
C.            Sunshine SPV owns 3,000,000 Class B ordinary shares and 30 Class C ordinary shares (collectively, the “Minority Sunshine Shares”) in the capital of Sunshine.  The Majority Sunshine Shares and the Minority Sunshine Shares (together, the “Sunshine Shares”) constitute all of the outstanding shares in the capital of Sunshine.
D.            In preparation for the consummation of the transactions contemplated by this Agreement, prior to the Closings and as a condition to Buyer’s willingness to enter into this Agreement, the Companies effected and completed the transactions set forth in Schedule 2 (the “Pre-Closing Transaction Steps”);

E.            Sunshine SPV Shares Seller desires to sell all of the issued and outstanding equity interests in Sunshine SPV (the “Sunshine SPV Shares”) to Buyer, and Buyer desires to purchase the Sunshine SPV Shares from Sunshine SPV Shares Seller, in each case, free and clear of all Liens, on the terms and subject to the conditions set forth in this Agreement (the “Sunshine SPV Shares Sale”).  As a result of the Sunshine SPV Shares Sale, Buyer will acquire indirect ownership of all of the Minority Sunshine Shares.
F.            Holdings Sellers desire to sell the Holdings Shares to Buyer, and Buyer desires to purchase the Holdings Shares from Holdings Sellers, in each case, free and clear of all Liens, immediately after the Sunshine SPV Shares Sale and on the terms and subject to the conditions set forth in this Agreement (the “Holdings Shares Sale” and, together with the Sunshine SPV Shares Sale, the “Share Sales”).  As a result of the Sunshine SPV Shares Sale and the Holdings Shares Sale, Buyer will indirectly own all of the Sunshine Shares.
G.            As a condition and an inducement to the willingness of Buyer to enter into this Agreement, the Holdings Sellers and certain of their Affiliates and Sunshine SPV Shares Seller have each executed and delivered to Buyer a restrictive covenant agreement (together, the “Restrictive Covenant Agreements”).
H.            Capitalized terms used in this Agreement shall have the meanings indicated in Exhibit A attached hereto.
NOW, THEREFORE, in consideration of the premises and mutual covenants, representations, warranties and agreements hereinafter set forth and intending to be legally bound, the Parties agree as follows:
ARTICLE I
THE SHARE SALES
Section 1.01.                            Purchase and Sale of the Sunshine SPV Shares.  On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Sunshine SPV Shares Seller shall sell, convey, assign, transfer and deliver to Buyer all right, title and interest in and to the Sunshine SPV Shares, and Buyer shall purchase, acquire and accept from Sunshine SPV Shares Seller all right, title and interest in and to the Sunshine SPV Shares, free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws).
Section 1.02.                            Consideration for the Sunshine SPV Shares.  In consideration for the Sunshine SPV Shares, Buyer shall pay Sunshine SPV Shares Seller, by wire transfer of immediately available funds, an amount equal to thirty percent (30%) of the Closing Payment (the “Sunshine SPV Shares Closing Payment”), which amount shall be subject to adjustment following the Closings as provided in Section 2.06.
Section 1.03.                            Purchase and Sale of the Holdings Shares.  On the terms and subject to the conditions set forth in this Agreement on the Closing Date, immediately after the Sunshine SPV Shares Sale, each Holdings Seller shall sell, convey, assign, transfer and deliver to Buyer all right, title and interest in and to the Holdings Shares owned by such Holdings Seller, and Buyer shall purchase, acquire and accept from each Holdings Seller all right, title and interest in and to the Holdings Shares owned by such Holdings Seller, in each case, free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws).

Section 1.04.                            Consideration for the Holdings Shares.  In consideration for the Holdings Shares, Buyer shall pay Holdings Sellers (to be allocated among them in accordance with their respective pro rata ownership of Holdings Shares), by wire transfer of immediately available funds, an aggregate amount equal to seventy percent (70%) of the Closing Payment (the “Holdings Shares Closing Payment”), which amount shall be subject to adjustment following the Closings as provided in Section 2.06.
Section 1.05.                            Waiver of Restrictions on Transfer.  Each Seller, on behalf of itself and any applicable Affiliate, hereby (i) consents to the sale of any Shares held by any of the other Sellers as provided herein, (ii) waives any rights such Seller or Affiliate may have to restrict or otherwise limit the sale of Shares held by any other Seller under the Shareholders’ Deed, any Organizational Document of Holdings, Sunshine SPV, Sunshine or any other Company or under any other agreement to which it may be a party or otherwise benefit, directly or indirectly, (iii) agrees that any such restrictions shall not apply to the Share Sales, and (iv) agrees that, if and to the extent that any further agreement or instrument is required to evidence or give effect to the foregoing waivers, consents and agreements, such Seller shall promptly execute and deliver such agreement or instrument.  Without limiting the generality of the foregoing, each Seller hereby agrees that the Shareholders’ Deed shall terminate immediately prior to the First Closing.
ARTICLE II
THE CLOSINGS; PURCHASE PRICE; CLOSING ADJUSTMENT
Section 2.01.                            The Closings.  The closing of the sale and purchase of the Sunshine SPV Shares (the “First Closing”) shall take place at 10:00 a.m. EST (or as soon thereafter as may be practicable) on the date hereof (the “Closing Date”), followed immediately thereafter by the closing of the sale and purchase of the Holdings Shares (the “Second Closing” and, together with the First Closing, the “Closings”).  Each of the Closings shall take place at the offices of Buyer’s counsel in New York, New York (and, to the extent agreed by the Parties, by the electronic exchange of documents).  If, for any reason, the Second Closing does not occur on the same date as the First Closing, then the sale of the Sunshine SPV Shares at the First Closing shall be deemed void and of no effect, and each Seller shall take all actions necessary to unwind the transactions consummated at the First Closing.
Section 2.02.                            Purchase Price.  The aggregate purchase price for the Shares shall be equal to the Base Payment plus the Closing Adjustment (the “Closing Payment”), as such amount may be further adjusted following the Closings pursuant to Section 2.06.

Section 2.03.                            Closing Schedule.  Schedule 3 attached hereto (the “Closing Schedule”) sets forth a calculation of the estimated Closing Payment based upon the Companies’ good faith estimate of the following amounts as of the Closing Date: (i) Closing Date Working Capital (“Estimated Working Capital”); (ii) Closing Date Cash (“Estimated Closing Date Cash”); (iii) Closing Date Debt (“Estimated Closing Date Debt”); and (iv) (1) the total amount of Transaction Expenses to be paid on the Closing Date as contemplated by Section 2.05(e), (2) the Persons to which such Transaction Expenses are to be paid and the amount to be paid each such Person, and (3) all required tax reporting information for each such payment.  The Closing Schedule also sets forth wire transfer instructions for the accounts to which payments shall be made by Buyer on the Closing Date as provided in Section 2.05 and the amounts to be paid to each such account.
Section 2.04.                            Sellers’ and Holdings’ Closing Transactions.
(a)            On the Closing Date, each Seller shall deliver or cause to be delivered to Buyer, in the form and substance reasonably satisfactory to Buyer: (i) executed stock transfers and other instruments as may be necessary or appropriate to effect and evidence the sale and transfer of the Shares being sold by such Seller to Buyer free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws), together with the share certificates evidencing such Shares; (ii) a copy of a resolution of the board of directors of such Seller (certified by a duly appointed officer as true and correct) authorizing the execution of and the performance by such Seller of its obligations under the Transaction Documents; (iii) a counterpart of the Escrow Agreement executed and delivered by the Sellers’ Representative; (iv) evidence that each of the agreements listed on Section 2.04(a)(iv) of the Disclosure Letter has been terminated by the counterparty thereto without any further Liabilities or obligations of any of the Companies; and (v) the duly executed Restrictive Covenant Agreement to be entered into by such Seller and certain of their Affiliates.
(b)            On the Closing Date, Holdings and Sunshine SPV, as applicable, shall cause to be delivered to Buyer, in the form and substance reasonably satisfactory to Buyer: (i) duly completed bank authorities directed to the bankers of the Companies to the extent applicable, authorizing the operation of each of its bank accounts by nominees of Buyer and terminating the authority of nominated present signatories, as applicable; (ii) duly executed written resignations for each of the directors, officers and managers, as applicable, of each of the Companies, in each case, that have been requested to resign by Buyer in writing to the Companies prior to the Closing Date; (iii) a copy of a resolution of the board of directors of each of Holdings and Sunshine SPV (certified by a duly appointed officer as true and correct) authorizing, subject to the production of duly stamped and completed transfers in respect of the relevant Shares (A) the registration of the transfer of the relevant Shares to Buyer free and clear of all Liens, except Liens under the Shareholders’ Deed and restrictions on transfer imposed under applicable securities Laws, (B) the cancellation of the existing share certificates for the relevant Shares, (C) the issue of new share certificates for the relevant Shares in favor of Buyer, (D) the appointment of any directors and other officers of each of the Companies as nominated by Buyer, and (E) the execution of and the performance by each of Holdings and Sunshine SPV of its obligations under the Transaction Documents; and (iv) the corporate records, including the statutory registers and register of members, any common seals, and, for each of the Companies other than the UK Subsidiaries, the ASIC corporate key (being an 8 digit number uniquely associated with the Company’s Australian Company Number (ACN)).

(c)            On the Closing Date, Sunshine SPV Shares Seller shall cause to be delivered to Buyer: (i) the cancelled share certificates evidencing the Sunshine SPV Shares registered in the Sunshine SPV Shares Seller’s name; and (ii) new share certificates evidencing the Sunshine SPV Shares registered in Buyer’s name.
(d)            If it is practicable under applicable stock registration practices and procedures, Holdings Sellers shall cause to be delivered to Buyer on the Closing Date the cancelled share certificates evidencing the Holdings Shares and new share certificates evidencing the Holdings Shares registered in Buyer’s name.  If the foregoing is not practicable, Holdings Sellers shall cause to be delivered to Buyer on the Closing Date duly executed irrevocable powers of attorney in the agreed form in respect of the Holdings Shares enabling Buyer (during the period prior to the registration of the transfer of the Holdings Shares) to exercise all voting and other rights attaching to the Holdings Shares free and clear of all Liens, except restrictions on transfer imposed under applicable securities Laws.
(e)            Holdings Sellers shall cause to be delivered to Buyer on the Closing Date a schedule setting forth an estimate of the Transfer Taxes which are required pursuant to any applicable Tax Law to be settled in accordance with Section 8.11 (the “Transfer Taxes Schedule”).
(f)            On the Closing Date, Holdings shall deliver to Buyer customary executed letters from each of the holders of Debt to be repaid on the Closing Date, in form and substance reasonably satisfactory to Buyer, that (i) specify the amounts required to be paid pursuant to each of the applicable underlying agreements to which such amount relates (the “Payoff Amounts”) and (ii) provide a fully executed deed of release (in the agreed form and effective upon receipt of the Payoff Amount) for the release of all Liens and other security over the properties and assets of any of the Companies that secure all such amounts, as applicable (the “Payoff Letters”), it being agreed that the two letters of credit issued under one such agreement (the “Collateralized Letters of Credit”) will be cash collateralized by the Companies prior to the Closings and will remain outstanding following the Closings for the benefit of the Companies.
(g)             On the Closing Date, Holdings shall deliver to Buyer a list of the Closing Date Employee Payments that are included in the Closing Schedule, which sets forth the names of the persons to whom payments are to be made and the gross amounts of all such payments, with the understanding that the Closing Date Employee Payments will be made following the Closing as provided in Section 7.05(a) subject to the withholding of all required taxes.
Section 2.05.                            Buyer’s Closing Transactions.
(a)            On the Closing Date, Buyer shall deliver to Sellers, in the form and substance reasonably satisfactory to Sellers: (i) a copy of a resolution of the board of directors of Buyer (certified by a duly appointed officer as true and correct) authorizing the execution of and the performance by Buyer of its obligations under the Transaction Documents; and (ii) a counterpart of the Escrow Agreement executed and delivered by Buyer.

(b)            On the Closing Date, Buyer shall deposit, in each case by wire transfer of immediately available funds, (i) the Post-Closing Adjustment Escrow Amount into the Post-Closing Adjustment Escrow Account, (ii) the Holdings Sellers Tax Indemnity Escrow Amount into the Holdings Sellers Tax Indemnity Escrow Account and (iii) the Sunshine SPV Shares Seller Tax Indemnity Escrow Amount into the Sunshine SPV Shares Seller Tax Indemnity Escrow Account.
(c)            At the First Closing, Buyer shall pay to Sunshine SPV Shares Seller an amount equal to (i) the Sunshine SPV Shares Closing Payment minus thirty percent (30%) of the sum of (A) the Escrow Deposit, plus (B) the Sellers’ Representative Holdback Amount, plus (ii) the Intra-Seller Adjustment Amount, such payment to be made by wire transfer of immediately available funds to such account as is set forth in the Closing Schedule.
(d)            At the Second Closing, Buyer shall pay to Holdings Sellers an amount equal to (i) the Holdings Shares Closing Payment minus seventy percent (70%) of the sum of (A) the Escrow Deposit plus (B) the Sellers’ Representative Holdback Amount, minus (ii) the Intra-Seller Adjustment Amount, such payment to be made by wire transfer of immediately available funds to such accounts as are set forth in the Closing Schedule.
(e)            At the Closings, Buyer shall pay, or shall cause to be paid, on behalf of the applicable Companies, the Payoff Amounts as provided in the Payoff Letters;
(f)            At the Closings, Buyer shall cause to be paid on behalf of the applicable Companies the Transaction Expenses in the amounts and to the Persons and accounts identified in the Closing Schedule. For the avoidance of doubt the Closing Date Employee Payments shall be paid by the applicable Companies following the Closings as provided in Section 7.05(a) and nothing herein shall prohibit Buyer from including Transaction Expenses not included on the Closing Schedule as an adjustment to the Final Purchase Price pursuant to Section 2.06.
(g)            At the Closings, Buyer shall pay Sellers’ Representative Holdback Amount to the Sellers’ Representative by wire transfer of immediately available funds pursuant to the wire transfer instructions provided to Buyer by Sellers’ Representative prior to the date hereof.
Section 2.06.                            Post-Closing Adjustment.
(a)            As soon as practicable, but no later than seventy-five (75) days after the Closing Date, Buyer shall prepare and deliver to Sellers’ Representative, a statement (the “Closing Statement”) setting forth Buyer’s calculation of (i) Closing Date Working Capital, (ii) Closing Date Cash, (iii) Closing Date Debt, and (iv) the Transaction Expenses paid at Closing as provided in Section 2.05(f) and any additional Transaction Expenses identified by Buyer that constitute Transaction Expenses and were not included on the Closing Schedule, together with a calculation of the Final Purchase Price based on the foregoing amounts.  Buyer’s calculations set forth in the Closing Statement (collectively, the “Proposed Purchase Price Calculations”) shall be delivered with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth therein.

(b)            Within sixty (60) days of receipt of the Closing Statement, Sellers’ Representative may provide one written notice to Buyer disputing all or a part of the Proposed Purchase Price Calculations, which notice shall set forth in reasonable detail each such disagreement and the amount thereof with reasonable support for such disagreement (such notice, a “Purchase Price Dispute Notice”, and such disagreements and related amounts set forth therein, the “Disputes”).  Any amount(s) set forth on the Closing Statement not included in a timely delivered Purchase Price Dispute Notice as the subject of a Dispute shall be treated as final, binding and non-appealable by the Parties.  If Sellers’ Representative does not so provide such a Purchase Price Dispute Notice to Buyer within such sixty (60)-day period, then the Proposed Purchase Price Calculations set forth in the Closing Statement shall be deemed final and binding on the Parties.  If such a Purchase Price Dispute Notice is so provided to Buyer, then Buyer and Sellers’ Representative shall use commercially reasonable efforts to resolve the Disputes during the thirty (30)-day period commencing on the date of Buyer’s receipt of the Purchase Price Dispute Notice.  If such negotiations result in a written resolution executed by Buyer and Sellers’ Representative as to any Dispute, such written resolution shall be final, binding and non-appealable by the Parties.
(c)            If Sellers’ Representative and Buyer do not agree upon a final resolution with respect to any Dispute within such thirty (30)-day period, then Buyer or Sellers’ Representative may, at any time thereafter, require that the remaining Disputes be submitted to Deloitte Touche Tohmatsu Limited, or, if such firm declines to be retained to resolve the Disputes, another internationally recognized, independent accounting firm reasonably acceptable to Buyer and Sellers’ Representative (in either case, the “Accounting Firm”).  The Parties shall instruct the Accounting Firm to render a determination of the applicable Disputes, in accordance with the Agreed Accounting Principles, within forty-five (45) days (or such longer period as the Accounting Firm may reasonably require) after referral of the matter to such Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor.  The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between Sellers’ Representative and Buyer, and any associated engagement fees shall be initially borne fifty percent (50%) by Sellers and fifty percent (50%) by Buyer; provided, however, that such fees shall ultimately be borne by Sellers and Buyer in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the disputed items.  For example, should the items in dispute total $1,000 and the Accounting Firm awards $600 in favor of Sellers’ Representative’s position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by Sellers.  Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the Party incurring such cost and expense (in the case of the Sellers’ Representative, on behalf of the Sellers).  In resolving the disputed items, the Accounting Firm (i) shall be bound by the provisions of this Section 2.06, (ii) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by Buyer or Sellers’ Representative and (iii) shall limit its decision to the unresolved Disputes.  Such determination of the Accounting Firm shall be conclusive and binding upon the Parties.

(d)            The Parties shall, and shall cause their respective Representatives to, cooperate and assist in the calculation of the Final Purchase Price and in the conduct of the review by the Accounting Firm of any proposed calculations of the Final Purchase Price or the components thereof, including the making available, to the extent necessary, of books, records, work papers and personnel.
(e)            If the Final Purchase Price, as finally determined in accordance with this Section 2.06, is greater than the Closing Payment (such difference, the “Excess Amount”), then (i) the Sellers’ Representative shall and Buyer shall, or Parent shall cause Buyer to, promptly (but in any event within five (5) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.06), jointly direct the Escrow Agent in writing to pay to the Sellers all of the funds in the Post-Closing Adjustment Escrow Account and (ii) Buyer shall, or Parent shall cause Buyer to, promptly (but in any event within five (5) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.06) pay, seventy percent (70%) of the Excess Amount to Holdings Sellers and thirty percent (30%) of the Excess Amount to Sunshine SPV Shares Seller, in each case, in the same manner and to the same accounts as the Holdings Shares Closing Payment and the Sunshine SPV Shares Closing Payment were made (or in such other amounts, or to such other accounts as Sellers’ Representative shall designate in writing to Buyer).
(f)            If the Closing Payment is greater than the Final Purchase Price, as finally determined in accordance with this Section 2.06 (such difference, the “Shortfall Amount”), then (i) Buyer and the Sellers’ Representative shall promptly (but in any event within five (5) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.06), jointly direct the Escrow Agent in writing to pay to Buyer from the Post-Closing Adjustment Escrow Account, the Shortfall Amount, in accordance with the Escrow Agreement and (ii) if the Shortfall Amount is greater than the funds in the Post-Closing Adjustment Escrow Account, Buyer and the Sellers’ Representative shall promptly (but in any event within five (5) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.06), jointly direct the Escrow Agent in writing to pay to Buyer from the Tax Indemnity Escrow Accounts an aggregate cash amount equal to the difference between Shortfall Amount and the Post-Closing Adjustment Escrow Amount (such amount to be paid thirty percent (30%) from the Sunshine SPV Shares Seller Tax Indemnity Escrow Account and seventy percent (70%) from the Holdings Sellers Tax Indemnity Escrow Account), in accordance with the Escrow Agreement and (iii) if the Shortfall Amount is greater than the funds in the Post-Closing Adjustment Escrow Account and the Tax Indemnity Escrow Accounts, Sellers shall promptly (but in any event within five (5) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.06) pay, on a pro rata basis (based on the percentage of the Closing Payment received by each Seller on the Closing Date), to Buyer an aggregate cash amount equal to the difference between the Shortfall Amount and (x) the Post-Closing Adjustment Escrow Amount plus (y) the Holdings Sellers Tax Indemnity Amount, plus (z) the Sunshine SPV Shares Seller Tax Indemnity Amount, by wire transfer of immediately available funds to the account or accounts, and in the amounts as Buyer will designate in writing to Sellers’ Representative, in addition to causing payment from the Post-Closing Adjustment Escrow Account and the Tax Indemnity Escrow Accounts pursuant to clauses (i) and (ii) above.  If the Shortfall Amount is less than the amount of the funds in the Post-Closing Adjustment Escrow Account, then Buyer and the Sellers’ Representative shall promptly (but in any event within five (5) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.06), jointly direct the Escrow Agent in writing to pay to the Sellers from the Post-Closing Adjustment Escrow Account the difference between the Shortfall Amount and the amount of funds in the Post-Closing Adjustment Escrow Account (following payment of the Shortfall Amount) in accordance with the Escrow Agreement.

(g)            Any amounts paid pursuant to this Section 2.06 shall be treated as an adjustment to the Final Purchase Price.
(h)            During the period of time from and after Sellers’ Representative’s receipt of the Closing Statement through the determination of the Final Purchase Price in accordance with this Section 2.06, Buyer shall, and shall cause the Companies and their respective Representatives to (i) reasonably cooperate with Sellers’ Representative and its Representatives in connection with their review of the Closing Statement (including by providing Sellers’ Representative and its Representatives with reasonable access during business hours and under reasonable circumstances to the employees of the Companies who are knowledgeable about the information contained in, and the preparation of, the Closing Statement) and (ii) provide reasonable access during business hours and under reasonable circumstances to any books, records and other information reasonably requested by Sellers’ Representative or its Representatives, in each case, to the extent relevant to Sellers’ Representative’s review of the Closing Statement and determination of the Final Purchase Price or any component thereof.
Section 2.07.                            Accounting Procedures.  The Closing Schedule, the Proposed Purchase Price Calculations, the Final Purchase Price and the determinations and calculations contained therein shall be prepared and calculated in accordance with the Agreed Accounting Principles set forth on Exhibit B attached hereto, except that such statements, calculations and determinations: (i) shall not include any purchase accounting arising out of the consummation of the transactions contemplated by this Agreement; and (ii) shall follow the defined terms contained in this Agreement whether or not such terms are consistent with AIFRS.  In the event of any inconsistency between AIFRS and the Agreed Accounting Principles set forth on Exhibit B, the Agreed Accounting Principles shall apply.  No amount shall be double-counted in calculating the amounts comprising either the Closing Payment or the Final Purchase Price. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, for purposes of the Closing Statement, the Closing Schedule and determination of the Final Purchase Price, no payments made pursuant to Section 2.05 shall be taken into account in determining the amount of Debt of the Companies or Transaction Expenses.
Section 2.08.                            Withholding Taxes.  All payments under this Agreement are to be made free and clear and without deduction or withholding for any Taxes, except as required by Law. If any Law requires the deduction or withholding of any Tax from any such payment, then Buyer shall be entitled to make such deduction or withholding and shall use commercially reasonable efforts to provide notice to the applicable payee(s) as soon as practicable in advance of any such withholding or deduction. Any amounts so deducted or withheld by Buyer shall be paid to the relevant Governmental Authority in accordance with the applicable Law and Buyer shall use commercially reasonable efforts to provide written receipts evidencing payment in accordance with applicable Law and any other documentation provided by the Governmental Authority in connection with such payment.  To the extent that any amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.09.                            Foreign Resident Capital Gains Withholding Tax.
(a)            For the purposes of subsection 14-225(2) of Schedule 1 of the Tax Act, by entering into this Agreement, each Seller declares as of the date hereof, for the specified period beginning just prior to the date hereof and ending just after the Closings, that the relevant Shares held by such Seller are membership interests, but not indirect Australian real property interests (as defined in section 995-1 of the Tax Act).
(b)            Each Seller, severally and not jointly, acknowledges and agrees that each declaration made under this Section 2.09 is true as of date on which it is made.
(c)            Buyer acknowledges and agrees that (unless Buyer knows that any such declaration is false as at the date any payment must be made under this Agreement) (i) this Section 2.09 constitutes a declaration for the purposes of sections 14-210(3) and 14-225(2) of Schedule 1 to the Tax Act, given by Sellers to Buyer; (ii) Buyer is not aware that, as at the date hereof, the declarations are false; and (iii) as a result of the matters referred to in Section 2.09(a) and Section 2.09(b), Buyer shall not (A) withhold any amount which could be construed as a CGT Withholding Amount under section 14-200 of Schedule 1 to the Tax Act from any payments to be made to any Seller under this Agreement or (B) pay a CGT Withholding Amount to the Commissioner.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SUNSHINE SPV SHARES SELLER
Sunshine SPV Shares Seller hereby represents and warrants to Buyer that:
Section 3.01.                            Organization and Authority.
(a)            Sunshine SPV Shares Seller is duly organized and validly existing and, to the extent legally applicable, in good standing, under the Laws of its jurisdiction of organization and has all necessary power and authority to own, lease and operate its properties and assets and to carry out its business as presently conducted.  Sunshine SPV Shares Seller has all necessary power and authority to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Documents to which the Sunshine SPV Shares Seller is a party.  Sunshine SPV Shares Seller is duly qualified to do business and is in good standing in each jurisdiction where the conduct of its business or ownership of its properties requires such qualification. The execution and delivery by Sunshine SPV Shares Seller of the Transaction Documents to which the Sunshine SPV Shares Seller is a party and the consummation by Sunshine SPV Shares Seller of the transactions contemplated by, and the performance by Sunshine SPV Shares Seller of its obligations under, the Transaction Documents to which the Sunshine SPV Shares Seller is a party have been duly authorized by all requisite action on the part of Sunshine SPV Shares Seller and no other proceedings, consents or approvals on the part of Sunshine SPV Shares Seller are necessary to authorize the execution, delivery and performance by Sunshine SPV Shares Seller of this Agreement and any other agreements contemplated herein to which the Sunshine SPV Shares Seller is a party.  The Transaction Documents to which the Sunshine SPV Shares Seller is a party have been duly executed and delivered by Sunshine SPV Shares Seller, and (assuming due authorization, execution and delivery by Buyer) constitutes legal, valid and binding obligations of Sunshine SPV Shares Seller, enforceable against Sunshine SPV Shares Seller in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b)            True and complete copies of the Organizational Documents of Sunshine SPV Shares Seller and all amendments thereto, have been delivered or made available to Buyer.  Sunshine SPV Shares Seller is not in default under, or in violation of, any provision of its Organizational Documents, each as amended and in effect as of the date hereof.
Section 3.02.                            The Sunshine SPV Shares and the Minority Sunshine Shares.  Sunshine SPV Shares Seller has good, valid and marketable title to, and is the record owner of, and is recorded in the register of members of Sunshine SPV as the sole registered holder of, the Sunshine SPV Shares, free and clear of all Liens, except restrictions on transfer imposed under applicable securities Laws.  Sunshine SPV Shares Seller has not granted, any option, voting rights, right of first refusal or offer, call right, profit participation or similar right with respect to the Sunshine SPV Shares or any right to acquire the Sunshine SPV Shares or any interest therein. Sunshine SPV has good, valid and marketable title to, and is the record owner of, and is recorded in the register of members of Sunshine as the sole registered holder of, the Minority Sunshine Shares, free and clear of all Liens, except Liens under the Shareholders’ Deed and restrictions on transfer imposed under applicable securities Laws. Sunshine SPV has not granted, any option, voting rights, right of first refusal or offer, call right, profit participation or similar right with respect to the Minority Sunshine Shares or any right to acquire the Minority Sunshine Shares or any interest therein. The Sunshine SPV Shares represent all of the outstanding equity or voting interests in Sunshine SPV.  Upon execution and delivery to Buyer at the Closings of a transfer of the Sunshine SPV Shares, and upon Sunshine SPV Shares Seller’s receipt of the Sunshine SPV Shares Closing Payment, subject only to any necessary stamping, good, valid and marketable title to the Sunshine SPV Shares will pass to Buyer, free and clear of any Liens, other than restrictions on transfer imposed under applicable securities Laws.
Section 3.03.                            No Conflict.  Provided that all consents, approvals, authorizations and other actions described in Section 3.04 have been obtained or taken, the execution, delivery and performance by Sunshine SPV Shares Seller of the Transaction Documents to which the Sunshine SPV Shares Seller is a party and the consummation by Sunshine SPV Shares Seller of the transactions contemplated by the Transaction Documents to which the Sunshine SPV Shares Seller is a party do not and will not (i) violate or conflict with the Organizational Documents of Sunshine SPV Shares Seller or Sunshine SPV, (ii) conflict with or violate any Law or Governmental Order applicable to Sunshine SPV Shares Seller or Sunshine SPV or any of their respective assets or properties or (iii) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of modification, termination, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of any Lien (other than a Permitted Lien or Liens arising from any act of Buyer or its Affiliates) on the Sunshine SPV Shares or any asset or property of Sunshine SPV (or any of its Subsidiaries) pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument to which Sunshine SPV Shares Seller or Sunshine SPV is a party or by which any of their respective assets or properties are owned, except, in the case of clauses (ii) and (iii) as would not reasonably be expected to, individually or in the aggregate, affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by the Transaction Documents to which the Sunshine SPV Shares Seller is a party.

Section 3.04.                            Consents and Approvals.  The execution and delivery by Sunshine SPV Shares Seller of the Transaction Documents to which the Sunshine SPV Shares Seller is a party does not, and the performance by Sunshine SPV Shares Seller of, and the consummation by Sunshine SPV Shares Seller of the transactions contemplated by the Transaction Documents to which the Sunshine SPV Shares Seller is a party will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority or any other Person, except (i) in connection, or in compliance with, the applicable filings with, or approvals from, FIRB, (ii) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification would not reasonably be expected to, individually or in the aggregate, affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by the Transaction Documents to which the Sunshine SPV Shares Seller is a party and (iii) to the extent necessary as a result of any facts or circumstances primarily relating to Buyer or its Affiliates.
Section 3.05.                            Tax Act. Sunshine SPV Shares Seller represents and warrants that, for a period beginning just before entry into this Agreement and ending just after the First Closing, the Sunshine SPV Shares are not indirect Australian real property interests within the meaning of section 995-1 of the Tax Act.
Section 3.06.                            Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents or any similar process to sell any equity or assets of any of the Companies based upon arrangements made by Sunshine SPV Shares Seller.
Section 3.07.                            Absence of Litigation.  There are no Actions pending, or, to the knowledge of the Sunshine SPV Shares Seller, threatened in writing against Sunshine SPV Shares Seller that challenge the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by the Transaction Documents.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF HOLDINGS SELLERS
Each Holdings Seller, severally and not jointly, hereby represents and warrants to Buyer that:
Section 4.01.                            Organization and Authority.
(a)            Such Holdings Seller is duly organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of organization and has all necessary power and authority to own, lease and operate its properties and assets and to carry out its business as presently conducted. Such Holdings Seller has all necessary power and authority to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Documents.  Such Holdings Seller is duly qualified to do business and is in good standing in each jurisdiction where the conduct of its business or ownership of its properties requires such qualification. The execution and delivery by such Holdings Seller of the Transaction Documents and the consummation by such Holdings Seller of the transactions contemplated by, and the performance by such Holdings Seller of its obligations under, the Transaction Documents have been duly authorized by all requisite action on the part of such Holdings Seller and no other proceedings, consents or approvals on the part of such Holdings Seller are necessary to authorize the execution, delivery and performance by Holdings Seller of this Agreement and any other agreements contemplated herein.  The Transaction Documents have been duly executed and delivered by such Holdings Seller, and (assuming due authorization, execution and delivery by Buyer) constitutes legal, valid and binding obligations of such Holdings Seller, enforceable against such Holdings Seller in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)            Such Holdings Seller is not in default under, or in violation of, any provision of its Organizational Documents, each as amended and in effect as of the date hereof.
Section 4.02.                            The Holdings Shares.  Such Holdings Seller has good, valid and marketable title to, and is the record owner of, such Holdings Shares as is set forth opposite such Holdings Seller’s name on Schedule 1 attached hereto, free and clear of all Liens, except restrictions on transfer imposed under applicable securities Laws. Holdings Seller has not granted, any option, voting rights, right of first refusal or offer, call right, profit participation or similar right with respect to the Holdings Shares or any right to acquire the Holdings Shares or any interest therein. Upon execution and delivery to Buyer at the Closings of an assignment of the Holdings Shares held by such Holdings Seller, and upon such Holdings Seller’s receipt of the portion of the Holdings Shares Closing Payment payable to such Holdings Seller pursuant to this Agreement, good, valid and marketable title to such Holdings Shares will pass to Buyer, free and clear of any Liens, other than restrictions on transfer imposed under applicable securities Laws.
Section 4.03.                            No Conflict.  Provided that all consents, approvals, authorizations and other actions described in Section 4.04 have been obtained or taken, the execution, delivery and performance by such Holdings Seller of the Transaction Documents and the consummation by such Holdings Seller of the transactions contemplated by the Transaction Documents will not (i) violate or conflict with the Organizational Documents of such Holdings Seller or Holdings, (ii) conflict with or violate any Law or Governmental Order applicable to such Holdings Seller or Holdings or any of their respective assets and properties or (iii) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of modification, termination, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of any Lien (other than a Permitted Lien or Liens arising from any act of Buyer or its Affiliates) on the Holdings Shares owned by such Holdings Seller, or on any asset or property of Holdings or any Subsidiary, pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument to which such Holdings Seller or Holdings is a party or by which any of their respective assets or properties are owned, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to, individually or in the aggregate, affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by the Transaction Documents.

Section 4.04.                            Consents and Approvals.  The execution and delivery by such Holdings Seller of the Transaction Documents do not, and the performance by such Holdings Seller of, and the consummation by such Holdings Seller of the transactions contemplated by the Transaction Documents will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority or any other Person, except (a) in connection, or in compliance with, the applicable filings with, or approvals from, FIRB, (b) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification would not reasonably be expected to, individually or in the aggregate, affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by the Transaction Documents and (c) to the extent necessary as a result of any facts or circumstances primarily relating to Buyer or its Affiliates.
Section 4.05.                            Tax Act. Each Holdings Seller represents and warrants that, for a period beginning just before entry into this Agreement and ending just after the Second Closing, the Holdings Shares are not indirect Australian real property interests within the meaning of section 995-1 of the Tax Act.
Section 4.06.                            Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents or any similar process to sell any equity or assets of any of the Companies based upon arrangements made by or on behalf of such Holdings Seller.
Section 4.07.                            Absence of Litigation.  There are no Actions pending, or, to the knowledge of any Holdings Seller, threatened in writing against any Holdings Seller that challenge the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by the Transaction Documents.

ARTICLE V
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANIES
Each Holdings Seller hereby represents and warrants to Buyer that, except as set forth in the Disclosure Letter, each of the following representations and warranties is true and correct; provided, however, that the Holdings Sellers make none of the following representations and warranties to the extent that any of such representations and warranties relate to Sunshine SPV or the Minority Sunshine Shares.  Sunshine SPV Shares Seller hereby represents and warrants to Buyer that, except as set forth in the Disclosure Letter, to the extent that any of the following representations and warranties relate to Sunshine SPV or the Minority Sunshine Shares, each such representation and warranty is true and correct.
Section 5.01.                            Organization, Qualification and Authority.
(a)            Each of the Companies is duly organized, validly existing and, to the extent legally applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary power to enter into and consummate the transactions contemplated by, and carry out its obligations under, the Transaction Documents.  Each of the Companies has the requisite power and authority to own its assets and properties and operate its business as now conducted and is qualified as a foreign organization to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not be reasonably expected to have a Material Adverse Effect.  The execution and delivery of the Transaction Documents by Holdings and Sunshine SPV, the consummation of the transactions contemplated by the Transaction Documents, and the performance by Holdings and Sunshine SPV of their obligations under, the Transaction Documents, including the Pre-Closing Transaction Steps, have been duly authorized by all requisite action on the part of Holdings and Sunshine SPV and no other proceedings, consents or approvals on the part of Holdings and Sunshine SPV are necessary to authorize the execution, delivery and performance by Holdings and Sunshine SPV of this Agreement and any other agreements contemplated herein.  This Agreement has been duly executed and delivered by Holdings and Sunshine SPV, and (assuming due authorization, execution and delivery by Buyer) constitutes a legal, valid and binding obligation of Holdings and Sunshine SPV, enforceable against Holdings and Sunshine SPV in accordance with its terms, subject to the Bankruptcy and Equity Exception. Holdings and the UK Subsidiaries are all UK resident companies. Sunshine and each Subsidiary member of the Sunshine Consolidated Group meets the definition of company under UK Law, but are not UK resident companies.
(b)            The Pre-Closing Transaction Steps have been consummated and occurred in the order set forth in Schedule 2 and the Companies have taken all actions to, execute and file all necessary forms and take all corporate or other actions to effect the Pre-Closing Transaction Steps.
(c)            True and complete copies of each Company’s Organizational Documents and all amendments thereto, have been delivered or made available to Buyer. Each Company is not in default under, or in violation of, any provision of its Organizational Documents, each as amended and in effect as of the date hereof.

Section 5.02.                            Capital Structure; Subsidiaries.
(a)            The Holdings Shares represent all of the outstanding equity or voting interests of Holdings and are owned by the Holdings Sellers free and clear of all Liens except restrictions on transfer imposed under applicable securities Laws.  The Sunshine SPV Shares represent all of the outstanding equity or voting interests of Sunshine SPV and are owned by Sunshine SPV Shares Seller free and clear of all Liens except Liens under the Shareholders’ Deed and restrictions on transfer imposed under applicable securities Laws. The Majority Sunshine Shares and the Minority Sunshine Shares represent all of the outstanding equity or voting interests in Sunshine.  The Shares (i) have been duly authorized, validly issued, and are fully paid and non-assessable, (ii) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights, (iii) were issued in compliance with all applicable securities Laws. Other than under the Shareholders’ Deed, there are no outstanding or authorized rights, options, warrants, convertible or exchangeable securities (including subscription rights, conversion rights, exchange rights, preemptive rights, rights of first refusal, profit participation, equity appreciation, phantom equity or similar rights), or other agreements or commitments of any nature that require or would require Holdings, Sunshine SPV or Sunshine to issue, sell or transfer any equity or voting interests, voting interest on debt or other interest in a Company, (iv) represent chargeable gains assets in the hands of its equity holders under UK Tax Law, and (v) meet the definition of ordinary share capital under UK Tax Law. Each Share carries equal rights to profits available for distribution to equity holders of Sunshine and beneficial entitlements to the assets available for distribution to equity holders of Sunshine upon winding up.  Other than the Subsidiaries, neither Holdings nor Sunshine SPV owns, directly or indirectly, any equity interests in any Person. No Company is a participant in any joint venture, partnership, limited liability company or similar arrangement with any third party.  No Company has any obligation to lend money to, or make any investment in, any entity (other than to or in another Company).
(b)            Section 5.02(b) of the Disclosure Letter sets forth a true and complete list of, for each Subsidiary: (i) the name of each Subsidiary; (ii) the jurisdiction of organization of each Subsidiary; (iii) the number of authorized, issued and outstanding shares or other equity or voting interests of each Subsidiary; (iv) the record owner of all issued and outstanding shares or other equity or voting interests of each Subsidiary; and (v) the number and class of shares or other equity interests owned by each such record holder.  The capital stock or other equity interests in each Subsidiary (i) have been duly authorized, validly issued, and are fully paid and non-assessable, (ii) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights, (iii) were issued in compliance with all applicable securities Laws. Other than under the Shareholders’ Deed, there are no outstanding or authorized rights, options, warrants, convertible or exchangeable securities (including subscription rights, conversion rights, exchange rights, preemptive rights, rights of first refusal, profit participation, equity appreciation, phantom equity or similar rights), or other agreements that require or would require any Subsidiary to issue, sell or transfer any equity or voting interests, voting interest on debt or other interest in a Subsidiary, and (iv) meet the definition of ordinary share capital under UK Tax Law. Each share, unit or other individual equity interest of each Subsidiary member of the Sunshine Consolidated Group carries equal rights to profits available for distribution to the equity holders of such Subsidiary and beneficial entitlements to the assets available for distribution to equity holders of such Subsidiary on winding up. The equity interests in Strawberry represent chargeable gains assets in the hands of their owners under UK Tax Law. The capital stock or other equity interests of each Subsidiary are directly owned beneficially and of record by Holdings or a Subsidiary, in each case free and clear of all Liens, except restrictions on transfer imposed under applicable securities Laws. No Subsidiary owns, directly or indirectly, any equity or voting interests in any Person other than another Subsidiary. No Subsidiary has any outstanding bonds, debentures, notes or other Debt, the holders of which have the right to vote (or which are convertible into, exchangeable for, or evidence the right to subscribe for or acquire securities have the right to vote) with respect to any such Subsidiary on any matter. Other than the Shareholders’ Deed and this Agreement, there are no Contracts to which any Company is a party or by which any Company is bound to (i) repurchase, redeem or otherwise acquire, or issue, sell or otherwise cause to become outstanding, any shares of capital stock of, or other equity voting interests in, any Company; or (ii) vote or dispose of any shares of capital stock of, or other equity or voting interest in, any Company.

(c)            Except for the ownership of equity interests in another Company, no Company owns property or assets, or conducts business in any place other than Australia.
(d)            None of the UK Subsidiaries has engaged in any activity or business prior to the date hereof other than acquiring and holding, directly or indirectly, the Majority Sunshine Shares and activities incidental thereto. None of the UK Subsidiaries is a party to any Contract other than as set forth on Section 5.02(d) of the Disclosure Letter. None of the UK Subsidiaries has any Liabilities.
(e)            Sunshine SPV has not engaged in any activity or business prior to the date hereof other than acquiring and holding, directly or indirectly, the Minority Sunshine Shares and activities incidental thereto. Sunshine SPV is not a party to any Contract other than as set forth on Section 5.02(e) of the Disclosure Letter. Sunshine SPV has not incurred any Liabilities prior to the Closing.
Section 5.03.                            No Conflict.  Provided that all consents, approvals, authorizations and other actions described in Section 5.04 have been obtained or taken and, except as may result from any facts or circumstances relating to Buyer or its Affiliates, the execution, delivery and performance of the Transaction Documents by Holdings and Sunshine SPV and the consummation of the transactions contemplated by the Transaction Documents do not and will not (i) violate or conflict with the Organizational Documents of any Company, (ii) conflict with or violate in any material respect any Law or Governmental Order applicable to any Company or any of their respective assets or properties or (iii) result in any material breach of, or constitute a material default (or event which, with the giving of notice or lapse of time, or both, would become a material default) under, or give to any Person any rights of modification, termination, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of any Lien (other than a Permitted Lien or Liens arising from any act of Buyer or its Affiliates) on the Shares or any equity interests in any of the Companies pursuant to any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument to which any of the Companies is a party or by which any of their respective assets or properties are owned.

Section 5.04.                            Consents and Approvals.  The execution, delivery and performance of the Transaction Documents by Holdings and Sunshine SPV do not, and the consummation of the transactions contemplated by the Transaction Documents will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (i) in connection, or in compliance with, the applicable filings with, or approvals from, FIRB, or (ii) to the extent necessary as a result of any facts or circumstances relating primarily to Buyer or its Affiliates.
Section 5.05.                            Financial Statements; Absence of Undisclosed Liabilities.
(a)            Section 5.05(a) of the Disclosure Letter sets forth true, complete and correct copies of the (i) audited consolidated financial statements of Holdings for the fiscal years ended June 30, 2018, June 30, 2019 and June 30, 2020 (the “Balance Sheet Date”), (ii) audited consolidated financial statements of Sunshine for the fiscal years ended June 30, 2018, June 30, 2019 and June 30, 2020 (iii) unaudited consolidated financial statements of Holdings for the five months ended on November 30, 2020 and (iv) unaudited consolidated financial statements of Sunshine for the five months ended on November 30, 2020 (The consolidated balance sheet of Holdings as of the Balance Sheet Date is referred to herein as the “Balance Sheet”; the consolidated financial statements of Holdings referred to in the preceding sentence are referred to collectively as the “Holdings Financial Statements”; and the consolidated financial statements of Sunshine referred to in the preceding sentence are referred to collectively as the “Sunshine Financial Statements”.)  The Holdings Financial Statements have been prepared in good faith from the books and records of Holdings and the Subsidiaries in accordance with UK GAAP applied on a consistent basis throughout the periods indicated, and fairly present in all material respects the consolidated financial condition and results of operations of Holdings as of the respective dates thereof and for the respective periods covered therein.  The Sunshine Financial Statements have been prepared in good faith from the books and records of Sunshine and the Subsidiaries that are directly or indirectly owned by Sunshine in accordance with AIFRS applied on a consistent basis throughout the periods indicated, and fairly present in all material respects the consolidated financial condition and results of operations of Sunshine as of the respective dates thereof and for the respective periods covered therein.
(b)            The fair market value of all outstanding shareholders loans to Sunshine identified on Section 5.05(b) of the Disclosure Letter (the “Shareholder Loans”) is equal to their book value as reflected in the Shareholder Loan receivables accounted for on the unaudited consolidated financial statements of Sunshine for the five months ended on November 30, 2020 (the “2020 Sunshine Financial Statements”).  The cash balances accounted for on the 2020 Sunshine Financial Statements. are solely related to the amount needed for working capital and operating liquidity.  The derivative financial asset accounted for on the 2020 Sunshine Financial Statements is accounting solely for hedging trading amounts of the Companies.  The other current assets and prepayments accounted for on the 2020 Sunshine Financial Statements relate solely to trading amounts of the Companies. The management accounts for the period to November 30, 2020 and the unaudited financial statements for the year ended June 30, 2020 prepared for Strawberry are not materially different from the financial results and activities performed during the 12-month period ending on and immediately after the Closing Date.

(c)            The Companies do not have any material Liabilities (individually or in the aggregate), whether or not required to be included in a balance sheet prepared in accordance with AIFRS, with respect to Sunshine and the Subsidiaries, and UK GAAP, with respect to Holdings and the Subsidiaries other than Liabilities that (i) are specifically accrued and adequately reserved against in the Balance Sheet, (ii) were incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice (none of which is a Liability for breach of Contract, breach of warranty, tort, infringement, violation of law or that relates to any legal proceeding), (iii) are executory in nature under Contracts entered into in the ordinary course of business consistent with past practice (none of which is a Liability for breach of Contract) or (iv) were incurred in connection with the transactions contemplated by the Transaction Documents, and in each case, are not individually or in the aggregate, material to the Companies as a whole.
(d)            Except as set forth in Section 5.05(d) of the Disclosure Letter, all notes and accounts receivable of the Companies are reflected properly on such Company’s books and records, are valid receivables, and are not subject to setoffs or counterclaims.  None of the Companies has received any notice from any customer or obligor that any receivables are in dispute or will not be paid in accordance with their terms.
(e)            Section 5.05(e) of the Disclosure Letter describes the Debt of Holdings to Sunshine and the Debt of Sunshine SPV to Sunshine and, except for such Debt, no Person owes any Debt to any Company.
Section 5.06.                            Absence of Certain Changes or Events.  Except as contemplated by this Agreement, since the Balance Sheet Date, (i) the Companies have conducted their respective businesses in the ordinary course of business consistent with past practice, (ii) there has been no material adverse change in the financial condition, assets, Liabilities, results of operations, or profitability of the Companies, taken as a whole, and (iii) none of the Companies has: (A) made, changed or revoked any material Tax election, changed any annual Tax accounting period, adopted or changed any material method of Tax accounting, prepared or filed any Tax Return in a manner inconsistent with past practice, failed to pay any Taxes due and payable, amended, refiled or otherwise revised any previously filed Tax Return, filed or surrendered any claim for any refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax, entered into any Tax allocation, sharing, closing or similar agreement in respect of Taxes, obtained or requested any Tax ruling or settled or compromised any Tax Liability; (B) sold, transferred, leased, subleased or otherwise disposed of any asset in excess of $500,000 other than sales of inventory in the ordinary course of business consistent with past practice; (C) issued, sold, pledged or transferred to any Person any asset or interest or securities in any of the Companies, or any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe for, interest or securities in any of the Companies, or make any other change in the capital structure of any of the Companies; (D) changed or amended any Organizational Documents; (E) entered into or amended or extended any material term of, or waived any material claim or right under, or terminated any Material Contract or Real Property Lease; (F) made any material change in any method of accounting or accounting practice or policy used by any of the Companies, other than such changes as are required by applicable Law; (G) entered into any settlement or release with respect to any material Action relating to any of the Companies in excess of $25,000; or (H) made any capital expenditures or commitments therefor, except for such capital expenditures or commitments therefor that are reflected in the Company’s current budget.

Section 5.07.                            Absence of Litigation.  There are no Actions pending, or, to the Knowledge of the Companies, threatened during the three (3) years prior to the date of this Agreement, involving any of the Companies, assets of any of the Companies, or any current or former director, officer, employee or independent contractor (in their respective capacities as service providers to such Company).  There are no, and in the past three (3) years there have been no judgments, orders, settlements or awards against any Company or entered into or agreed by any Governmental Authority involving any Company.
Section 5.08.                            Compliance with Laws.  Each Company has conducted within the past five (5) years and is currently conducting its respective business in compliance in all material respects with all applicable Laws, and, since January 1, 2017, no Company has received any written, or to the Knowledge of the Companies, oral notice from any Governmental Authority alleging that it is in material violation of any Laws or Governmental Orders applicable to such Company.
Section 5.09.                            Governmental Licenses and Permits.
(a)            Each of the Companies holds all governmental qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals, consents or authorizations that are necessary for the operation of its business as presently conducted (collectively, “Permits”) and each of such Permits is valid, binding and in full force and effect, except to the extent that the failure to hold any such Permit would not reasonably be anticipated to result in a Liability in excess of $25,000 or to adversely affect the operation of the business operated by the Companies, taken as a whole.
(b)            No Company is in default or violation of any of the Permits and no Action is pending or, to the Knowledge of the Companies, threatened during the three (3) years prior to the date of this Agreement to revoke any material Permit, and to the Knowledge of the Companies, no circumstances exist which would reasonably be anticipated to result in a default or violation of a Permit or a Permit not being renewed, or require material work or expenditure to maintain or secure the ability of any Company to renew a Permit.
Section 5.10.                            Intellectual Property.
(a)            Section 5.10(a) of the Disclosure Letter sets forth a complete and accurate list of all Registered Intellectual Property and applications therefor owned and used by any of the Companies that are material to the Companies, taken as a whole, including the legal owner, filing date and, as applicable, application number, serial number and registration number.  A Company is the sole and exclusive owner of all of the Intellectual Property listed on Section 5.10(a) of the Disclosure Letter. Each of the Companies exclusively owns or has valid licenses or authorizations to use all material Intellectual Property used to conduct its business in the manner presently conducted, free and clear of all Liens (other than Permitted Liens), all of which Intellectual Property is subsisting, valid and enforceable by a Company

(b)            The Companies own all Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens.  The conduct of the business as presently conducted by the Companies does not infringe upon or misappropriate, dilute or otherwise violate the valid and enforceable Intellectual Property of any third party.  Since January 1, 2017, no Company has received written notice of any such claim of infringement, misappropriation, dilution or other violation. To the Knowledge of the Companies, no third party is engaging in any activity that infringes, misappropriates, dilutes or violates the Owned Intellectual Property.
(c)            There is no Action pending or, to the Knowledge of the Companies, threatened during the three (3) years prior to the date of this Agreement, against any of the Companies, in each case, challenging such Company’s ownership of, or the validity or enforceability of, any Owned Intellectual Property.
(d)            The Companies are in compliance with all material obligations under any license agreement pursuant to which the Companies have obtained the right to use any open source software.
(e)            None of the Companies has (i) transferred ownership of, or granted any exclusive license or exclusive right under or with respect to, or authorized the retention of any exclusive right with respect to or joint ownership of, any Intellectual Property that is or was at any time owned or purported to be owned by any of the Companies to any other Person, (ii) permitted any Company’s rights in any Owned Intellectual Property to lapse or enter the public domain or (iii) granted to any Person any right to bring any claim or cause of action arising out of or related to infringement, misappropriation or violation of any Owned Intellectual Property.  After giving effect to the transactions contemplated by the Transaction Documents, no current or former manager, director, stockholder, founder, officer, employee, contractor or consultant of any of the Companies will own or retain any right, title or interest in any of the Owned Intellectual Property (other than, with respect to employees, contractors and consultants, the right to use such Owned Intellectual Property within the scope of such Person’s employment by or engagement with such Company).
(f)            The standard employment agreement used by the Companies provides that all Intellectual Property created or developed by the employee in the scope of such person’s employment belongs to the Company and all employees of the Companies or other persons who have created or developed any material Intellectual Property have signed such employment agreement or another agreement that gives the Companies valid and enforceable right with respect to the title of such Intellectual Property.
(g)            There is no Order or other governmental prohibition or restriction on the use, practice or exploitation of any Company Intellectual Property in any jurisdiction in which any Company currently conducts, has conducted or currently contemplates conducting business or on the export or import of any of the Company Intellectual Property from or to any jurisdiction.

Section 5.11.                            Environmental Matters.
(a)            Except as otherwise has not or would not reasonably be expected to have a Material Adverse Effect:  (i) there are no Actions pending or, to the Knowledge of the Companies, threatened during the five (5) years prior to the date of this Agreement, against any of the Companies alleging a violation of, or Liability under, Environmental Law; (ii) each of the Companies is and has been operating in compliance with applicable Environmental Laws; and (iii) each of the Companies holds all Environmental Permits required for the conduct of the business as presently conducted and is not in default or violation of any such Environmental Permits.
(b)            Except as set forth in Section 5.12(b) of the Disclosure Letter, to the Knowledge of the Companies, no Company has received written notice alleging that any of the Companies are responsible for any release of Hazardous Materials with respect to the Leased Real Property or the business of Companies or for any costs arising under, or violation of, Environmental Laws with respect thereto.
Section 5.12.                            Material Contracts.
(a)            Section 5.12 of the Disclosure Letter lists the Material Contracts in effect on the date of this Agreement.
(b)            Each Material Contract is a legal, valid and binding obligation of the Company that is a party to such Material Contract and is in full force and effect and enforceable against such Company and, to the Knowledge of the Companies, is a legal, valid and binding obligation of each other party to such Material Contract and is in full force and effect and enforceable against such other party thereto in accordance with its terms, subject in each case, to the Bankruptcy and Equity Exception.  No Company or, to the Knowledge of the Companies, any other party to any Material Contract, is in material default or breach of any Material Contract.  There does not exist any event, condition or omission that would constitute a material default or breach (whether with or without the lapse of time or notice or both) under any Material Contract.  Since January 1, 2018, no Company has received any written, or to the Knowledge of the Companies, oral notice of termination or cancellation of, or any alleged breach or default of, or non-renewal of or intent to materially decrease the rate of business, or adversely change any payment or term of, any Material Contract.  Since January 1, 2018, no Company has waived any material right under any of the Material Contracts. The Companies have made available to Buyer true and correct copies of each Material Contract, together with all amendments and other changes.
Section 5.13.                            Employment and Employee Benefits Matters.
(a)            The Sellers have provided to Buyer a complete and accurate list, as of December 31, 2020, of: (i) all the Employees as at the date of this Agreement; (ii) the period of service of each Employee with the Companies and any continuous service with another employer recognized by the Companies as at the date of this Agreement; (iii) the remuneration package, rostered days off, applicable allowances and accrued leave (including annual leave, leave loading, long service leave and personal/carer’s leave) for each Employee as at the date of this Agreement; (iv) any applicable industrial instrument that covers the Employees and would otherwise apply to their employment; (v) details of any arrangement under which any current Employee or former employee of the Companies is or may be entitled to receive any commission, bonus, gratuities or other payment or benefit (whether contractual or discretionary), including any such commission, bonus or other payment of benefit that is calculated by reference to the performance of a Company, the performance of the current Employee or former employee of the Companies or any combination of these; (vi) details of all commitments given to any Employee in relation to change of ownership of a Company or the transactions contemplated by the Transaction Documents.  Neither the Sellers nor any Company has made any commitment, offer or proposal that if implemented or accepted would result in any of the foregoing being materially inaccurate.

(b)            Each Employee is employed exclusively by a Company, has been paid in full by the employing Company all amounts due to that Employee by the employing Company as of the date hereof. There is no person other than an Employee who has a right to be employed by a Company. The Companies have kept adequate and suitable records regarding the service of each Employee and such records meet the Companies’ record keeping obligations under the Fair Work Act 2009 (Cth) (the “FW Act”).
(c)            The Companies have: (i) paid all amounts and/or debts which are due and payable to or in respect of any of the Companies or former employees of the Companies, including under the FW Act and any applicable industrial instrument that covers the Employees and would otherwise apply to their employment; (ii) properly accrued and made adequate provision in the Balance Sheet for all entitlements, payments and benefits due to any of the Employees (whether contractual, statutory or discretionary) including accrued annual, personal and long service leave entitlements; (iii) properly classified the Employees and former employees of the Companies, and recognized any payment, benefit or entitlement that applies in respect of their correct classification including in respect of any classifications under an applicable industrial instrument and the Employee’s nature of engagement as a permanent or casual employee; (iv) complied in all respects with all of its obligations in relation to the employment of the Employees and former employees of the Companies including all obligations arising under any applicable employment or industrial laws including the FW Act (including the National Employment Standards), any applicable long service leave laws, any applicable Contract or statutory instrument including but not limited to any common law contract of employment and any individual flexibility agreement or arrangement, any applicable industrial instrument and any applicable work, health and safety and workers’ compensation laws; (v) properly applied the correct applicable industrial instrument to each of the Employees and former employees of the Companies including in recognizing the correct industrial instrument that applies to each Employee and recognizing and paying any minimum rate, penalty, loading, payment, benefit or other entitlement that arises under such correct applicable industrial instrument that covers such Employee and would otherwise apply to their employment; and (vi) made sufficient provision in the Balance Sheet for all annual leave, long service leave and personal/carer’s leave entitlements then due to all Employees.
(d)            Since October 31, 2020, no Senior Employee has given or been given notice to terminate his or her employment with a Company.  A “Senior Employee” means an employee of a Company at a base salary of more than $250,000 per annum as at the date of this Agreement.

(e)            The Sellers have identified all contractors engaged by the Companies to perform services for the Companies. No independent contractor engaged by a Company is an Employee of a Company at law. If an independent contractor engaged by the Companies is taken to be an employee for the purposes of any Tax Law (including superannuation and payroll tax), they have been correctly treated as “employees” for those tax purposes.
(f)            Section 5.13(f) of the Disclosure Letter contains a copy of all collective bargaining agreements, enterprise agreements, industrial awards or workplace agreements to which any Company is a party.  Each of the Companies has complied with its material obligations arising under law and equity, including all industrial awards, enterprise agreements, industrial agreements, industrial laws and contracts of employment. There are no discussions or negotiations with any Employees or trade unions or any of their bargaining representatives that may result in a Company becoming party to or bound by any new industrial instrument (including one that currently applies to the Employees).
(g)            Except as set forth on Section 5.13(g) of the Disclosure Letter, the Companies do not have any (i) Liability for payment to any Employee which is payable as a result of the consummation of the transactions contemplated by the Transaction Documents (and none of the Companies has made any Contract or representation (whether written or oral) under which one or more Employees will or may be entitled to, following the Closings, any benefit (monetary or otherwise) as a result of the entry into the Transaction Documents or the consummation of the transactions contemplated by the Transaction Documents), (ii) obligation to re-instate or re-employ any former officer or former employee of the Companies or (iii) outstanding obligations in relation to redundancy or severance pay as of the date of this Agreement.
(h)            Except as set forth on Section 5.13(h) of the Disclosure Letter, no Company operates, and has not agreed to operate, a share incentive scheme, share option scheme, bonus scheme, profit sharing scheme or other employee incentive scheme with an Employee.
(i)            There is no actual or pending claim by an Employee against a Company. No Company has been ordered to pay any damages, compensation or award to any Employee, which at the date of this Agreement remains unpaid.
(j)            All Employees who are receiving or are due to receive workers’ compensation payments have been disclosed and none of the Employees has made a worker’s compensation claim that remains unresolved.
(k)            No officer of a Company has a claim of any nature against a Company for salary, fees, compensation or loss of office which at the date of this Agreement remains unresolved.
(l)            No Company has been involved in any industrial dispute with an Employee, trade union or employees’ association at any time within the five (5) year period before the date of this Agreement, and, to the Knowledge of the Companies, no such industrial dispute is threatened, which, in each such case was or is likely to materially affect the Companies, taken as a whole.  Since January 1, 2018, no Company has received written notice alleging any failure by a Company to comply with any legal obligation or commitment concerning the Employees, including from any Governmental Authority.

(m)            The Sellers have provided to Buyer complete and accurate details of (i) the name and superannuation fund number of each Fund, and (ii) in respect of each Fund, the identity of each employee and each other person in respect of whom each Company makes contributions to that Fund, the level of contributions which that Company is obliged to make or has voluntarily committed to make in respect of each of those persons, and the benefit design under the terms of the Fund (including all insurance benefits). Each Fund is a complying superannuation fund within the meaning of the Superannuation Industry (Supervision) Act 1993.
(n)            Each Company (i) has made when due all contributions to each Fund that such Company is obliged to make or has voluntarily committed to make (whether arising under an industrial award, enterprise bargaining agreement or otherwise or that a Company has otherwise voluntarily committed to make), including in respect of each person who is or was an employee (or deemed employee) of the relevant Company for the purposes of the Superannuation Guarantee (Administration) Act 1992; (ii) has not since the Balance Sheet Date increased the amount of the contributions to any Fund that the relevant Company is obliged to make or has voluntarily committed to make, increased an Employee’s salary or otherwise taken any steps that would augment any benefit entitlement of an Employee; and (iii) has made all superannuation contributions required to avoid any Liability for a superannuation guarantee charge under the Superannuation Guarantee Charge Act 1992 and has made all superannuation contributions in compliance with the choice of fund requirements in the Superannuation Guarantee (Administration) Act 1992); (iv) represents and warrants that there are no unfunded Liabilities and provisions have been made by the relevant Company for any outstanding and unpaid benefits currently due to any Employee up to the Closing Date (including in respect of each person who is or was an employee of the relevant Company for the purposes of the Superannuation Guarantee (Administration) Act 1992); (v) confirms that they are not aware of any complaints, claims, actions or orders against any of the Funds to which contributions are made by the Companies.
(o)            No employee of any Company accrues benefits which are, or will be, determined by reference to a formula based on the employee’s length of service and/or superannuation salary under any superannuation fund and no promise, assurance or representation has been made to any employee of any Company that their accumulation benefits under any superannuation fund will at any point in the future equate (approximately or exactly) to or not be less than any particular amount however calculated.
(p)            On or prior to the Closing, the Sunshine SPV Shares Seller and Sensis have entered into an agreement such that, effective as of the Closings, the employee who was a member of a defined benefit superannuation fund prior to the date of this Agreement (the “Former Defined Benefit Employee”) will be removed from and cease to have any rights or entitlements to participate in the defined benefit fund that Sensis contributed to before the date of this Agreement, and the entitlements of the Former Defined Benefit Employee under the defined benefits scheme will be crystallized and paid or allocated to a new superannuation plan elected by the Former Defined Benefit Employee within sixty (60) days of the Closings (the “Crystallisation Procedure”).  The Sellers and the Companies have no reason to believe that there will be any, complaints, claims, or potential actions relating to the Former Defined Benefit Employee or the Crystallisation Procedure. Sensis has provided Buyer with all documents relevant to the Crystallisation Procedure, including the terms of the employment contract relevant to the Former Defined Benefit Employee as at the date of this Agreement.

(q)            The Employees do not spend more than 10% of their time (at least collectively, if not singularly) on activities that do not relate to the core trading activities of the Companies.
Section 5.14.                            Property.
(a)            None of the Companies owns any real property.
(b)            Each of the Companies listed on Section 5.14(b) of the Disclosure Letter has a valid, current and binding leasehold interest to the leasehold estate (as lessee) listed next to its name on Section 5.14(b) of the Disclosure Letter (collectively, “Leased Real Property”), as lessee or sublessee, in each case, free and clear of all Liens other than Permitted Liens. The Leased Real Property comprises all of the real property leased to, or by, any of the Companies and the Companies have access to and exclusive possession of the Leased Real Property.  No Company has within the one (1) year ending on the date hereof, received any written notice of termination or cancellation, or of any material default or event that with notice or lapse of time, or both, would constitute a material default and remains unresolved, under any of the leases, licenses and subleases together with any amendments thereto governing the Leased Real Property (the “Real Property Leases”), and all of the Real Property Leases, are in full force and effect. No Company is in material default under or in material breach of any term of any Real Property Lease. There has not been any sublease or assignment of any lease governing the Leased Real Property to any third party.
(c)            One or more of the Companies has good, valid and marketable title to (or a valid leaseholder interest in or license to use) all of the material tangible property and assets, real and personal of the Companies reflected on the Balance Sheet, other than inventory and assets sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date and subject to Permitted Liens. Such assets and properties, together with any assets and properties acquired by any of the Companies since the Balance Sheet Date, include all material tangible properties and assets required to conduct the business of the Companies immediately after the Closings in substantially the same manner as conducted immediately prior to the Closings.  All of such material tangible property and assets of the Companies are in sufficient condition in all material respects for their current use, subject to normal wear and tear.
Section 5.15.                            Taxes.
(a)            All income and other material Tax Returns of each of the Companies required to be filed by, or on behalf of, each of the Companies have been duly and timely filed (taking into account any applicable extensions), all such Tax Returns are true, correct and complete in all material respects, and all Taxes required to be paid by or on behalf of the Companies on or prior to the date hereof, whether or not shown due on such Tax Returns, have been timely paid.
(b)            Each Company has deducted, collected or withheld all Tax required to be deducted, collected or withheld from any payments made by it (including interest, royalties, remuneration payable to officers, employees or contractors or payments to a non-resident) and duly and timely remitted the Tax to the applicable Tax Authority as required by Law.

(c)            All deficiencies with respect to Taxes of the Companies proposed, asserted or assessed in writing have been fully paid.
(d)            No written claim has been made by a Tax Authority in a jurisdiction where a Company does not file Tax Returns that such Company is or may be subject to taxation or required to file a Tax Return in that jurisdiction.
(e)            There is no claim, audit, action, review, suit, proceeding or investigation in progress, pending or threatened against any of the Companies by any Tax Authority and no extension or waiver of the limitation period with respect to any Tax has been granted.
(f)            None of the assets of the Companies is subject to any Lien for Taxes, other than a Permitted Lien.  None of the Companies is subject to any ruling issued by a Tax Authority, and no such ruling has been requested by any Company.  None of the Companies has granted to any Person (other than another Company) a power of attorney with respect to any Tax matter that is currently in force.
(g)            None of the Companies has any Liability for the Taxes of any other Person (other than another Company) by reason of entering into a tax sharing, tax indemnity or similar agreement with such other Person prior to the Closings (other than pursuant to customary indemnification provisions in commercial agreements the principal purpose of which does not relate to Taxes), as a transferee or successor, by assumption or operation of Law or otherwise.
(h)            None of the Companies is subject to Tax in any country outside its jurisdiction of formation by virtue of engaging in a trade or business or having a permanent establishment or other taxable presence in that country.
(i)            Each of the Companies is in compliance with all applicable transfer pricing Laws, including requirements related to the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Companies.
(j)            Sunshine is the Head Company of a Consolidated Group (the “Sunshine Consolidated Group”).
(k)            Sunshine SPV is a member of a Consolidated Group (the “Telstra Tax Consolidated Group”).  Sunshine SPV is or has never been a member of a Consolidated Group other than the Telstra Tax Consolidated Group.
(l)            The Tax Sharing Deed is a valid tax sharing agreement pursuant to Division 721 of the Tax Act and all Group Liabilities of the Telstra Tax Consolidated Group are covered by the Tax Sharing Deed, Sunshine SPV has paid all Contribution Amounts and all other amounts required to be paid in accordance with the Tax Sharing Deed and has satisfied all of its obligations under the Tax Sharing Deed, and payment before Closing by Sunshine SPV of the payment referred to in Section 8.12 will enable Sunshine SPV to leave the Telstra Tax Consolidated Group at Closing clear of all Group Liabilities which have not yet become due and payable and without any Liability under section 721 30 of the Tax Act for an amount equal to its Contribution Amount under the Tax Sharing Deed.

(m)            In respect of each Company organized under Australian law that is a member of the Sunshine Consolidated Group, the office of public officer, as required under any Tax Law, has always been occupied by an Australian tax resident.
(n)            Each Company (i) is, and since its formation, has always been a resident company only in its respective jurisdiction of organization, including for the purposes of double taxation arrangements or for any other Tax purpose and (ii) is not and, since its formation, has never been a prescribed dual resident as defined by the Tax Act.
(o)            All documents and transactions entered into by any Company which are required to be stamped under a law relating to stamp duty have been created, have been duly stamped and have had stamp duty paid in full in accordance with all applicable Laws and there is no requirement to up-stamp on account of an interim assessment.
(p)            During the five years prior to the date of this Agreement, no Company has obtained corporate reconstruction relief from payment of duty in any jurisdiction.  Where any stamp duty concession or exemption or other relief has been granted by any Tax Authority in respect of any transaction to which any Company was a party, that transaction was carried out in accordance with the conditions for such stamp duty concession or exemption or other relief. No event has occurred, or will occur as a result of anything provided for in this Agreement, including entry into and completion of this Agreement, that may result in stamp duty becoming payable in respect of any transaction for which the stamp duty concession, exemption or relief was given.
(q)            The share capital account of each Company organized under Australian Law is not tainted within the meaning of the Tax Act.
(r)            No dividend or other distribution has been paid by a Company:
(i)            giving rise to franking deficit tax as provided for in section 205-45 of the Tax Act;
(ii)            which has been franked with franking credits in excess of the maximum franking credit for the distribution (as provided for in Subdivision 202-D of the Tax Act); or
(iii)            which has been franked in breach of the benchmark rule and which would result in a Company either being liable to pay over-franking tax where the franking percentage for the distribution exceeds the entity’s benchmark franking percentage or gives rise to a franking debit where the franking percentage is less than the entity’s benchmark franking percentage (as provided for in Division 203 of the Tax Act).

(s)            No event has occurred which results in any duty from which any Company obtained relief (such as corporate reconstruction relief) becoming payable.
(t)            The franking account of each Company (excluding Sunshine SPV) organized under Australian Law as at Closing accurately takes into account of all franking debits and franking credits which would have been required under Part 3-6 of the Tax Act in respect of any transaction or event which occurred in any period ending on or before the Closing Date.
(u)            Dividends paid by any Company pursuant to the Pre-Closing Transaction Steps have been validly paid in accordance with corporations law and Tax Act requirements (as appropriate) and have been paid out of realized profits which are sufficient for such payment.
(v)            None of the Pre-Closing Transaction Steps give rise to any additional Taxes or reductions in the Tax basis of any assets of any Company (such basis reductions ultimately resulting in any additional Taxes), including (but not limited to) through the application of commercial debt forgiveness provisions.
(w)            Each Company has maintained proper, accurate and adequate records to enable it to comply with its obligations to prepare and submit any information, notices, computations, returns and payments required in respect of any Tax Law prepare any accounts necessary for the compliance of any Tax Law, and retain necessary records as required by any Tax Law.
(x)            No amount has been waived, released, extinguished, forgiven or otherwise abandoned by any Person in respect of debts owed by each Company to any other Person which would give rise to a net forgiven amount
(y)            Each Company that is registered for GST purposes as at the date of this Agreement (i) is validly registered for GST purposes, (ii) has been registered for GST purposes at all times that it has been required to be so registered under the GST Act, (iii) is not and has never been, for the purposes of the GST Act, a participant in or operator of a GST joint venture, or a partner in any partnership, (iv) is not liable to pay GST in respect of supplies made by any entity other than itself, (v) has complied in all material respects with the GST Act, (vi) has adequate systems established for it to ensure it complies with the GST Act, and (vii) has correctly claimed input tax credits or decreasing adjustments (within the meaning of the GST Act) that it has claimed.
(z)            No Company has entered into any transaction, scheme or arrangement to which Part IVA of the Tax Act or Division 165 of the GST Act applies.
(aa)            None of the Companies is a “controlled foreign corporation” within the meaning of section 957 of the Code.
(bb)            No Company has entered into any arrangement or transaction (or series of arrangements or transactions): (i) the main purpose, or one of the main purposes, of which was the avoidance of Taxation; (ii) which contravenes the anti-avoidance provisions of any Tax Law; (iii) which required disclosure under the UK Disclosure of Tax Avoidance Scheme (DOTAS) regime or under Schedule 11A of the UK Value Added Tax Act 1994 or any regulations made under that part or that schedule or any similar rules or regime in a jurisdiction outside the United Kingdom; or (iv) which may (or part of which may) for any Taxation purposes be disregarded or reconstructed by reason of any statutory provisions.

(cc)            No Company has committed an offence under Part 3 of the UK Criminal Finances Act 2017 or any similar Laws in any other jurisdiction, and nor has any employee or agent of any Company or any person who performs services for or on behalf of any Company done anything or omitted to do anything which has caused or could cause any of the Companies to commit an offence under any such Law and each Company has instituted and maintained procedures that are designed to prevent its employees, agents and services providers from causing any Company to commit an offence under any such Law.
(dd)            There is no instrument or transaction to which any Company is a party, or instrument which is necessary or desirable to establish any Company’s rights or title to or interest in any asset, which is or could become liable to any UK stamp duty, UK stamp duty reserve tax or UK stamp duty land tax (or any similar duty or tax in a jurisdiction outside the United Kingdom) which has not been duly stamped (if required) or in respect of which the relevant duty or tax together with any related interest and penalties (as applicable) has not been paid.
(ee)            Holdings and each UK Subsidiary is a registered and taxable person for VAT purposes.
(ff)            Holdings and each UK Subsidiary is not, and has never been, a member of any group of companies for VAT purposes.
(gg)            No Company has entered into any arrangement or agreement related to Tax with a Governmental Authority.
(hh)            No Company has sought capital gains tax rollover relief under any Tax Law with respect to any asset which it has acquired or owns at Closing Date.
Section 5.16.                            Suppliers and Customers.
(a)            Section 5.16(a) of the Disclosure Letter sets forth a complete and accurate list of the fifteen (15) largest suppliers of the Companies, as measured by the dollar amount of purchases therefrom or thereby, during the year ended December 31, 2020.  Since the Balance Sheet Date, no supplier listed on Section 5.16(a) of the Disclosure Letter has terminated its relationship with any of the Companies or materially increased the pricing or other terms on which it does business with any Company and, to the Knowledge of the Companies, no supplier listed on Section 5.16(a) of the Disclosure Letter has notified any Company that it intends to terminate or materially increase the pricing or other terms on which it does business with such Company.
(b)            Section 5.16(b) of the Disclosure Letter sets forth a complete and accurate list of the fifteen (15) largest customers of the Companies, as measured by the dollar amount of net sales during the year ended December 31, 2020.  Since the Balance Sheet Date, no customer listed on Section 5.16(b) of the Disclosure Letter has terminated its relationship with any Company or materially reduced the pricing or other terms on which it does business with any Company and, to the Knowledge of the Companies, no customer listed on Section 5.16(b) of the Disclosure Letter has notified any Company that it intends to terminate or materially reduce the pricing or other terms on which it does business with such Company.

(c)            There are no currently pending, or to the Knowledge of the Companies, threatened material disputes between a Company and any of the customers or suppliers required to be listed in Section 5.16(a) or Section 5.16(b) of the Disclosure Letter.
Section 5.17.                            Insurance.
(a)            Schedule 5.17 lists each insurance policy maintained by the Companies as of the date hereof (each, an “Insurance Policy”). Each Insurance Policy is in full force and effect. Each Company has at all times been adequately insured in relation to all its business activities, by effecting cover with a reputable and duly authorized insurer against risks usually or prudently insured against, and in amounts and on terms usually or prudently maintained by any person performing business activities similar to the Company.
(b)            Each Company has at all times promptly paid all premiums in relation to each Insurance Policy and has not done, or permitted or omitted to be done, anything that could render any Insurance Policy void, voidable or unenforceable in any respect or otherwise limit, prejudice or reduce recovery under any Insurance Policy.
(c)            There is no material claim outstanding under any policy of insurance held by or for the benefit of any Company and, to the Knowledge of the Company, no circumstance exists that is likely to give rise to a claim of this type.
Section 5.18.                            Books and Records.  All books, records, reports, correspondence, files, manuals and other documents and information created by, owned by, or relating to each Company (i) have been fully and properly maintained in all material respects and contain complete and accurate records of all matters required to be entered in them by any Law (including AIFRS and with respect to the UK Subsidiaries, UK GAAP); and (ii) are in the possession or control of one of the Companies, and in each case, no Company has received any notice or allegation that any of them is incorrect or should be rectified or amended.
Section 5.19.                            Anti-Corruption Laws.  The Companies have implemented and maintained in effect policies and procedures designed to ensure compliance by the Companies and their respective directors and officers, employees and agents with Anti-Corruption Laws.  Each of the Companies, and, to the Knowledge of the Companies, each of their respective officers and employees, directors, and agents, are in compliance, and have in the past five (5) years been in compliance, with all applicable Anti-Corruption Laws in all material respects.
Section 5.20.                            Affiliate Transactions.  Except as set forth on Section 5.21 of the Disclosure Letter, (i) there are no transactions, Contracts or understandings between any Company, on the one hand, and the Company Related Party, on the other hand, (ii) no Company owes any amount to, or has committed to make any loan or extend or guarantee credit or other obligations to or for the benefit of, any Company Related Party, and (iii) no Company Related Party owns any assets used in the business as it is now being conducted by the Companies, including Intellectual Property.

Section 5.21.                            Privacy.
(a)            The Companies have complied in all material respects with: (i) all Privacy Laws governing the receipt, collection, use, storage, processing, sharing, security, disposal, disclosure, or transfer (including cross-border) of Personal Information that is collected or possessed by or otherwise subject to the control of any Company; (ii) all of the Companies’ policies regarding privacy and data security, including all privacy policies and similar disclosures published on the Companies’ websites or otherwise communicated to the Persons to whom the Personal Information relates or other third parties; (iii) any notice to or consent from the provider of Personal Information; (iv) any contractual commitment made by any Company that is applicable to such Personal Information; and (v) the PCI-DSS with respect to any payment card data collected or handled by any Company or by third parties on any Company’s behalf or having authorized access to the records of any Company.  The Companies have implemented and maintained adequate policies and systems to respond to requests from individuals concerning their Personal Information as and to the extent required by applicable Privacy Laws.
(b)            With respect to all Personal Information collected by the Companies, the Companies have at all times taken all steps required by applicable Privacy Laws or otherwise reasonably necessary to protect such Personal Information against loss, theft, misuse or unauthorized access, use, modification or disclosure, including implementing and monitoring compliance with commercially reasonable measures to maintain the technical and physical security of such Personal Information, including from unauthorized access or disclosure, whether by their employees, independent contractors, consultants or any other Person.  There have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of any Company or collected, used or processed by or on behalf of any Company, and none of the Companies has provided or been required to provide any notices to any Person in connection with any such breach, incident, or any misuse or unauthorized access to or disclosure of Personal Information.  None of the Companies has received any notice of any claims or investigations of alleged violations of Privacy Laws with respect to Personal Information collected, possessed by, or otherwise subject to the control of any Company, and there are no facts or circumstances which could form the basis for any such claim or investigation.
(c)            The transfer of Personal Information in connection with the transactions contemplated by the Transaction Documents will not violate any applicable Privacy Laws or any Company’s privacy policies as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained.  None of the Companies is subject to any contractual requirements or other legal obligations that, following the Closing Date, would prohibit any Company or Buyer from receiving or using Personal Information in the manner in which the Companies receive and use such Personal Information prior to the Closing Date.
Section 5.22.                            Maintenance.  Since January 1, 2018, none of the Companies has in a manner outside of the ordinary course of business (a) engaged in any promotional sales, deferred revenue or discount activity with any customers or distributors with the intent of accelerating any sales that would otherwise would be expected to occur following the Closing, including the timing renewal on maintenance Contracts, (b) changed any pricing, sales, receivables or payables practices outside of the ordinary course of business consistent with past practice or (c) engaged in any practice with the intent of accelerating collections or renewals.

Section 5.23.                            Disposition of the Skip Business.  Holdings Sellers have delivered to Buyer complete and correct copies of all agreements and ancillary documents entered into and related to the consummation of the transfer of all of the assets and liabilities of the “Skip” coffee ordering application that was wholly owned and operated by certain of the Companies prior to the date hereof (the “Skip Business”) to Skip Zero Pty Ltd in accordance with that certain Business Sale Agreement, dated as of March 5, 2020 (the “Skip Business Sale Agreement”), which constituted a valid and binding agreement of the “Vendors” (as such term is defined in the Skip Business Sale Agreement) enforceable in accordance with its terms. The Companies do not have any Liabilities for or relating to the Skip Business.
Section 5.24.                            No Other Representations or Warranties.  Except for the representations and warranties expressly contained in Section 2.09(a), Section 2.09(b), ARTICLE III, ARTICLE IV and this ARTICLE V, no express or implied representation or warranty is being made with respect to Sellers, the Shares, the Companies or the transactions contemplated by the Transaction Documents, and each Seller and each Company party hereto disclaims any other representations or warranties.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to each of the other Parties that:
Section 6.01.                            Incorporation and Authority of Buyer.  Buyer is duly organized, validly existing and, to the extent legally applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by, and to carry out its obligations under, the Transaction Documents.  The execution and delivery and performance of this Agreement by Buyer, and the consummation of the transactions contemplated by the Transaction Documents, have been duly authorized by all requisite action on the part of Buyer and no other proceedings, consents or approvals on the part of Buyer are necessary to authorize the execution, delivery and performance by Buyer of this Agreement and any other agreements contemplated herein.  This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by each of the other Parties) constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 6.02.                            Qualification of Buyer.  Buyer has the appropriate power and authority to operate its business as is now conducted.  Buyer is qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not result in a Buyer Material Adverse Effect.
Section 6.03.                            No Conflict.  Provided that all consents, approvals, authorizations and other actions described in Section 6.04 have been obtained or taken, the execution, delivery and performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Documents, do not and will not (i) violate or conflict with the Organizational Documents of Buyer, (ii) conflict with or violate any Law or Governmental Order applicable to Buyer or any of its assets or properties or (iii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of modification, termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the assets or properties of Buyer pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument to which Buyer is a party or by which any of its assets or properties is bound or affected, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to, individually or in the aggregate, have a Buyer Material Adverse Effect.
Section 6.04.                            Consents and Approvals.  The execution and delivery by Buyer of this Agreement do not, and the performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Documents will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority or any other Person, except (i) in connection, or in compliance, with the applicable filings with, or approvals from, FIRB, (ii) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not be reasonably expected to, individually or in the aggregate, have a Buyer Material Adverse Effect, or (iii) as may be necessary as a result of any facts or circumstances exclusively relating to Sellers or any of the Companies.
Section 6.05.                            Securities Matters.  The Shares are being acquired by Buyer for its own account, and not with a present view to, or for the offer or sale in connection with, any public distribution or sale of the Shares or any interest in them.  Buyer (either alone or with its advisors) has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Shares, and is capable of bearing the economic risks of such investment, including a complete loss of their investment in the Shares.  Buyer acknowledges that the sale of the Shares has not been registered or qualified under any applicable securities Laws, and understands and agrees that it may not sell or dispose of any of the Shares except in compliance with all applicable securities Laws.
Section 6.06.                            Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of Buyer.

Section 6.07.                            Investigation; No Reliance.  Buyer acknowledges and agrees that (i) it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Companies, the Shares and the transactions contemplated by the Transaction Documents, (ii) except for the specific representations and warranties expressly made in Section 2.09(a), Section 2.09(b), ARTICLE III, ARTICLE IV and ARTICLE V or other certificates or documents provided in connection with the consummation of the transactions contemplated the Transaction Documents, Sellers and the Companies party hereto, and their respective Affiliates and Representatives, are not making and have not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Companies, the Shares or the Companies’ respective businesses, assets, Liabilities, operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any memoranda, documents, projections or other information (financial or otherwise) furnished to Buyer or its Representatives or made available to Buyer or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in connection with, the transactions contemplated by the Transaction Documents and (iii) no Representative or employee of any Seller or any Company or any of their respective Affiliates has any authority, express or implied, to make any representation, warranty or agreement.  Without limiting Section 5.23, Buyer is acquiring the Shares subject only to the specific representations and warranties set forth in Section 2.09(a), Section 2.09(b), ARTICLE III, ARTICLE IV and ARTICLE V or other certificates or documents provided in connection with the consummation of the transactions contemplated the Transaction Documents and, except in the case of Fraud, specifically disclaims any obligation or duty by Sellers, any of the Companies or any of their respective Affiliates or Representatives to make any disclosures of fact not required to be disclosed pursuant to such specific representations and warranties.
Section 6.08.                            Disclaimer.  Except as expressly set forth in this ARTICLE VI, neither Buyer nor any other Person makes any representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed.
ARTICLE VII
ADDITIONAL AGREEMENTS
Section 7.01.                            Access to Information.
(a)            For six (6) years after the Closing Date, upon reasonable prior written notice, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege), (iii) comply with any contractual obligations, or (iv) restrict or prohibit access to Confidential Information (in the good faith judgment of the Party claiming such exception), the Parties shall, and shall cause each of their respective Affiliates and Representatives to (A) afford the Representatives of the other Parties and their respective Affiliates reasonable access, during normal business hours, to their books and records in respect of the Companies and permit copies of such materials to be made solely for use in connection with the reasonable business purposes described in this paragraph and (B) make available to the other Parties and their Affiliates those employees whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist the other Parties in connection with their inquiries, in each case, to the extent necessary in connection with any necessary regulatory filing or process, including with respect to Tax, for any reasonable business purpose referred to above; provided, however, that such investigation shall not unreasonably interfere with the business or operations of any Party or any of its Affiliates and that the requesting Party pay for all costs and expenses (in the case of the Sellers’ Representative, on behalf of the Sellers).  If so requested by a Party providing any information or access, the Party or its Affiliate seeking information or access shall enter into a customary and mutually acceptable joint defense agreement with respect to any information to be provided to the Party seeking information or access pursuant to this Section 7.01(a).

(b)            Notwithstanding anything in this Agreement to the contrary, Buyer shall not be required, following the Closing Date, to disclose, or cause or seek to cause the disclosure, to any Person (or to provide access to any properties, books or records that would reasonably be expected to result in the disclosure to any Person of) any trade secrets, proprietary know how, processes or patent, trademark, trade name, service mark or copyright applications or product development, or pricing and marketing plans, in each case, that is Confidential Information or the Companies reasonably deem, to be competitive or sensitive in nature, nor shall Buyer, following the Closing Date, be required to permit or cause or seek to cause others to permit any Person to have access to or to copy or remove from the properties of Sellers or any of the Companies, any documents, drawings or other materials that might reveal any such Confidential Information or information that the Companies reasonably deem, to be competitive or sensitive in nature.
Section 7.02.                            Confidentiality.
(a)            The provisions of that certain Mutual Confidentiality Agreement dated October 22, 2019 (the “Confidentiality Agreement”) between Thryv Holdings, Inc. and Platinum Equity Advisors, LLC shall terminate on the Closing Date.
(b)            For a period of three (3) years from the Closing Date, Sellers shall hold and shall cause all Affiliates who have been provided Confidential Information to hold, in strict confidence and not disclose or release without the prior written consent of Buyer, any and all Confidential Information; provided, however, that any Seller may disclose, or may permit disclosure of, Confidential Information (i) to its Representatives who have a need to know such information, are informed of their obligation to hold such information confidential to the same extent as is applicable to the Sellers, and are caused by Sellers to comply with their obligation herein and in respect of whose failure to comply with such obligations, such Seller shall be responsible, or (ii) if such Seller, or any of its Representatives is compelled (whether by deposition, interrogatory, request for documents, subpoena, civil investigation, demand, order or other legal process) or otherwise required by Law or by any listing agreement with a national securities exchange to disclose any such Confidential Information.  In the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (ii) above, such Seller shall (x) as promptly as practicable notify Buyer of the existence of such request or demand to the extent practicable and, if not otherwise prevented by Law, the disclosure that is expected to be made in respect thereto so that Buyer may, at its expense, seek a protective order or other appropriate assurance that confidential treatment will be afforded to the Confidential Information and/or waive compliance with the provisions of this Section 7.02(b), and (y) if requested by Buyer, cooperate with Buyer (at Buyer’s expense) in seeking a protective order or other appropriate assurance that confidential treatment will be afforded to the Confidential Information in respect to such request or demand.  If such a protective order or other remedy or the receipt of a waiver by Buyer is not obtained and such Seller or any of its Representatives is required by such Law to disclose any Confidential Information, such Seller or such Representative may disclose only that portion of the Confidential Information which is required by such Law to be disclosed.

(c)            As used in this Agreement, “Confidential Information” shall mean all proprietary, technical, economic, operational, financial or other business information or data, reports and business plans of the Companies, including trade secrets, techniques, know-how, processes, equipment, algorithms, software, design details and specifications, financial information, customer lists, business forecasts, sales and marketing plans as well as all notes, analysis, reports, compilations, studies, interpretations, summaries or other documents containing, reflecting or based upon such information, which is in, or after the date hereof comes into, the possession of Sellers or any of their Affiliates or Representatives; except the term “Confidential Information” does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure by a Seller in breach of Section 7.02(b)), (ii) becomes available after the Closing Date to a Seller or any of its Affiliates or Representatives on a non-confidential basis from a source other than Buyer or Buyer’s Affiliates or Representatives that, to the knowledge of such Seller after reasonable inquiry, is not subject to any contractual, legal or fiduciary obligation of confidentiality to Buyer or any third party or (iii) is independently developed by a Seller or any of its Affiliates or Representatives without use of or reference to the Confidential Information.
Section 7.03.                            D&O Indemnification.
(a)            From and after the Closing Date until six (6) years from the Closing Date, Buyer shall cause the Companies not to, amend, modify or repeal any of the indemnification provisions of the Companies in effect as of the Closings for the benefit of the individuals or entities who were directors or officers of any Company in any manner that would adversely affect, in the aggregate, the rights thereunder of individuals who at or at any time prior to the Closing Date were directors or officers of any of the Companies, except as may be required by applicable Law.
(b)            At the Closing, Holdings Sellers shall, or shall cause one of the other Companies (other than Sunshine SPV) to, purchase, effective as of the Closing Date, a “tail” insurance policy (the “Tail Policy”) with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers, managers, agents and employees generally, of the Companies, in each case, with respect to claims arising out of, or relating to, events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by the Transaction Documents). The costs of the Tail Policy shall be a Transaction Expense.

(c)            The provisions of this Section 7.03 are intended to be for the benefit of, and shall be enforceable by, each Person entitled to indemnification under this Section 7.03, such Person’s heirs or successors-in-interest (as applicable) and such Person’s Representatives (as applicable) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
Section 7.04.                            R&W Policy.  Concurrently with the execution of this Agreement, Buyer has bound a buyer-side representations and warranties insurance policy (the “R&W Policy”) issued at the Closings and providing for policy limits of at least ten percent (10%) of the anticipated Closing Payment and a waiver of subrogation against Sellers and their Affiliates, absent Fraud.
Section 7.05.                            Employee Payments.
(a)            Promptly following the Closing Date (but in no event later than the first regularly scheduled payroll after the Closing Date or, if earlier, the last day of the Straddle Period which includes the Closing Date), Buyer shall cause the Company which is the employer of the persons receiving the Closing Date Employee Payment to pay the Closing Date Employee Payments through the applicable payroll accounts (subject to all required withholdings) in accordance with the list delivered to Buyer on the Closing Date pursuant to Section 2.04(g).
(b)            Following the determination of the Final Purchase Price and/or the release of any portion of the funds held in either Tax Indemnity Escrow Account, any of the Holdings Sellers or the Sellers’ Representative may request that Buyer cause the Company which is the employer of any person who received a Closing Date Employee Payment to pay an additional amount (each payment, a “Post-Closing Employee Payment” and all such payments, the “Post-Closing Employee Payments”) to such person in an amount designated by such Holdings Seller or the Sellers’ Representative.  Any such request for payment of a Post-Closing Employee Payment shall be accompanied by a wire transfer to Buyer in an amount equal to (x) 70% of the total amount of the Post-Closing Employee Payments requested to be made plus (y) the employer portion of any employment, payroll or similar Taxes associated with the Post-Closing Employee Payments.  Upon receipt of any such request and of the required funds, Buyer will cause the Company that is the employer of the designated person to pay such Post-Closing Employee Payment to such person through the applicable payroll accounts in a regularly scheduled payroll (subject to all required withholdings) as soon as reasonably practicable after such receipt.
Section 7.06.                            Telstra Superannuation Scheme.  The Sunshine SPV Shares Seller, as the “Principal Employer”, agrees that the Company will remain an “Associated Employer” for the purposes of the Telstra Superannuation Scheme, in respect of any Company Employee’s participation in the Telstra Superannuation Scheme following the Closing Date pursuant to the terms of the deed entered into between the Company and the Principal Employer prior to the Closing Date.

ARTICLE VIII
TAX MATTERS
Section 8.01.                            Filing of Income Tax Returns.
(a)            The Parties shall, to the extent permitted by applicable Tax Law, make all such elections and take all reasonable actions such that the consummation of the transactions contemplated by the Transaction Documents results in a closing of the books for United States Income Tax purposes for Holdings and the Subsidiaries as of the close of business on the Closing Date.
(b)            Buyer shall timely prepare and file (or cause to be timely prepared and filed) all Income Tax Returns of the Companies for Pre-Closing Tax Periods first due after the Closing Date.  If such Income Tax Returns reflect any Income Taxes for which indemnification may be claimed from Sellers pursuant to Section 8.03, then (i) Buyer shall prepare (or cause to be prepared) such Income Tax Returns in accordance with past practices of the Companies unless otherwise required by Law, (ii) completed drafts of such Income Tax Returns, and, in the case of any such Income Tax Return for a Straddle Period, a pro forma Income Tax Return for the portion of the Straddle Period ending on the Closing Date, shall be submitted to Sellers’ Representative for review not later than thirty (30) days before the due date for filing such Income Tax Returns (or, if such due date is within forty-five (45) days following the Closing Date, as promptly as practicable following the Closing Date), (iii) Sellers’ Representative shall have the right to approve (such approval not to be unreasonably withheld, conditioned or delayed) such Income Tax Returns before the filing thereof and (iv) Buyer shall make any changes to such Income Tax Returns reasonably requested by Sellers’ Representative.  Buyer shall remit (or cause to be remitted) any Income Taxes due with respect to such Income Tax Returns, and Sellers (in accordance with their respective indemnification percentages as set forth in Section 8.03) shall reimburse Buyer for Income Taxes for which Sellers are liable pursuant to Section 8.03, but which are payable with any Income Tax Return filed by Buyer pursuant to this Section 8.01(b) upon the written request from Buyer within fifteen (15) days after payment of the Income Taxes to the relevant Tax Authority by Buyer, but in no event earlier than ten (10) days before the due date for the payment of such Income Taxes.
(c)            Except (i) as required by Law or (ii) upon the written consent of Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), neither Buyer nor any of its Affiliates shall, or shall cause or permit any Company to, (x) amend, refile or otherwise modify any Income Tax Return (or grant an extension of any statute of limitations with respect to any Income Tax Return, it being agreed that if a request is made for Sellers’ Representative to consent to any such extension, such consent shall be deemed given if Sellers’ Representative does not reply to such request in writing within five (5) Business Days of the receipt of such request) relating in whole or in part to any Company with respect to any Pre-Closing Tax Period or (y) make any Tax election with a retroactive effect on any Pre-Closing Tax Period.

Section 8.02.                            Straddle Periods.  In the case of any Straddle Period, for the purposes of the indemnification obligations of Sellers pursuant to Section 8.03 and the refund obligations of Buyer pursuant to Section 8.05:
(a)            the portion of Income Taxes (or any Income Tax refund or amount credited against any Income Tax) that is allocable to the portion of such Straddle Period ending at the close of business on the Closing Date will be determined as though the taxable year terminated at the close of business on the Closing Date;
(b)            any Income Tax Return filed under the Tax Act with respect to such Straddle Period shall include, to the extent reasonably allowable under the Tax Act, deductions for (i) the payment of any Transaction Expenses by any Company during the Straddle Period covered by such Income Tax Return and (ii) any breakage costs, acceleration of unamortized loan fees, underwriting fees and similar expenses resulting from the repayment of any Closing Date Debt during the Straddle Period covered by such Income Tax Return (collectively, the “Australian Income Tax Deductions”);
(c)            all Australian Income Tax Deductions for such Straddle Period shall be reflected in the portion of such Straddle Period ending at the close of business on the Closing Date to the extent permitted to be reported in a Pre-Closing Tax Period at a “more likely than not” or higher level of comfort;
(d)            all Australian Income Tax Deductions for such Straddle Period that cannot be reflected in the portion of such Straddle Period ending at the close of business on the Closing Date pursuant to Section 8.02(c) (the “Australian Post-Closing Transaction Tax Deductions”) shall be reflected in the portion of such Straddle Period beginning after the Closing Date; and
(e)            property and ad valorem Taxes for such Straddle Period shall be allocated between the portion of such Straddle Period ending at the close of business on the Closing Date and the portion of such Straddle Period beginning after the Closing Date based on the number of days in each such portion of the Straddle Period.
Section 8.03.                            Indemnity for Pre-Closing Taxes.
(a)            Buyer and the Companies shall be entitled to be indemnified (solely through payments from the Tax Indemnity Escrow Account) from and against any Liabilities for Taxes payable by any Company (other than by Holdings or any UK Subsidiary or by any Company, directly or indirectly, in relation to or in connection with the Shareholder Loans or any other similar prior shareholder loans, or the Pre-Closing Transaction Steps between Sunshine and Holdings or any UK Subsidiary) in respect of (i) taxable years or periods ending on or before the Closing Date and (ii) in the case of any Straddle Period, the portion of such Straddle Period ending at the close of business on the Closing Date (determined in accordance with Section 8.02), including, in each case, any Taxes of any other Person (other than another Company) (x) which is or has ever been affiliated with any Company or with whom any Company otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax Return or (y) as transferee or successor, by assumption, operation of Law, Contract or otherwise.  Of any such Liabilities, 70% shall be paid from the Holdings Sellers Tax Indemnity Escrow Account and 30% of such amount to be paid from the Sunshine SPV Shares Seller Tax Indemnity Escrow Account.

(b)            Buyer and the Companies shall be entitled to be indemnified (solely through payments from the Holdings Sellers Tax Indemnity Escrow Account) from and against any Liabilities for Taxes payable by Holdings and any UK Subsidiary (or by any Company, directly or indirectly, in relation to or in connection with the Shareholder Loans or any other similar prior shareholder loans, or the Pre-Closing Transaction Steps between Sunshine and Holdings or any UK Subsidiary) in respect of (i) taxable years or periods ending on or before the Closing Date and (ii) in the case of any Straddle Period, the portion of such Straddle Period ending at the close of business on the Closing Date (determined in accordance with Section 8.02), including, in each case, any Taxes of any other Person (other than another Company) (x) which is or has ever been affiliated with any Company or with whom any Company otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax Return or (y) as transferee or successor, by assumption, operation of Law, Contract or otherwise.
(c)            If and to the extent Buyer or any Company has incurred any Liabilities for which it is entitled to indemnification pursuant to Section 8.03(a) or Section 8.03(b), Buyer shall provide a written indemnification claim to Sellers’ Representative (and written confirmation that Buyer has complied with Section 8.03(f)), together with a proposed form of joint written instructions directing the Escrow Agent to release such amount to Buyer (or Buyer’s designee) from the applicable Tax Indemnity Escrow Account (as provided in Section 8.03(a) or Section 8.03(b), as applicable) and, no later than seven (7) Business Days after receipt of such written notice, Sellers’ Representative shall sign such proposed form of joint instructions and deliver it to Buyer for delivery to the Escrow Agent.
(d)            The funds in the Tax Indemnity Escrow Accounts shall be released to the applicable Sellers (i.e., the funds in the Holdings Sellers Tax Indemnity Escrow Account will be released to the Holdings Sellers, pro rata in accordance with their respective ownership of Holdings Shares, and the funds in the Sunshine SPV Shares Seller Tax Indemnity Escrow Account shall be released to the Sunshine SPV Shares Seller) in four equal installments (each equal to one quarter of the funds initially deposited into such Tax Indemnity Escrow Account) on each anniversary of the Closing Date; provided, however, that if any claim has been paid from such Tax Indemnity Escrow Account as of any such anniversary date, the amount of funds to be released on such anniversary date shall be reduced (including to zero) to ensure that the amount of funds remaining in such Tax Indemnity Escrow Account after such release are equal to the lesser of (i) the total of the remaining annual installments required to be released from such Tax Indemnity Escrow Account on all future anniversary dates, and (ii) the amount of funds in such Tax Indemnity Escrow Account as of such anniversary date immediately prior to such release, provided further, that if a claim for indemnification under Section 8.03(a) or Section 8.03(b) or any amounts payable from the Tax Indemnity Escrow Accounts in accordance with Section 2.06 remain outstanding at the time of any scheduled release of funds from the applicable Tax Indemnity Escrow Account(s), then the amount of such claim shall be withheld and shall not be released from such Tax Indemnity Escrow Account(s) at such time and such withheld amount will be released (to Buyer and/or to the applicable Sellers, as may be appropriate based on the resolution of such claim) after any amounts payable from the Tax Indemnity Escrow Accounts in accordance with Section 2.06 have been paid to Buyer and when such claim is resolved.

(e)            No later than seven (7) Business Days after each anniversary of the Closing Date, Sellers’ Representative and Buyer shall execute and deliver joint instructions to the Escrow Agent directing the Escrow Agent to release to Sellers any amounts required to be released from the Tax Indemnity Escrow Accounts as provided in Section 8.03(d).
(f)            If and to the extent that Buyer or any Company has any Liability for Taxes for which coverage is or may be available under any insurance policies obtained by Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement, Buyer or the applicable Company shall submit a claim for such coverage under such insurance policy and shall use commercially reasonable efforts to obtain coverage for such Liability under such Insurance Policy before making a claim for an indemnification payment from either Tax Indemnity Escrow Account. Notwithstanding the foregoing, Buyer or any of its Affiliates shall retain the right to concurrently bring a claim for indemnity under Section 8.03(a) or Section 8.03(b) or provide notice of payment from the Tax Indemnity Escrow Accounts in accordance with Section 2.06, as applicable, so as to block the release of the amount of such claim from any otherwise scheduled release from the applicable Tax Indemnity Escrow Account as provided in Section 8.03(d).
(g)            No later than ten (10) Business Days after the date on which any Australian Income Tax Return is filed by or on behalf of Buyer or any Company (other than Holdings and the UK Subsidiaries) with respect to any Straddle Period or taxable year that begins after the Closing Date that reflects any Australian Post-Closing Transaction Tax Deductions, Buyer shall pay to Sellers (with 70% payable to Holdings Sellers, pro rata in accordance with their respective ownership of Holdings Shares, and 30% payable to Sunshine SPV Shares Seller), an amount equal to 30% of the amount of such Australian Post-Closing Transaction Tax Deductions; provided, however, that to the extent 30% of any Closing Date Employee Payments was taken into account in determining the Tax Liability Amount, such Closing Date Employee Payments shall not be included in the amount of Australian Post-Closing Transaction Tax Deductions for the purposes of computing the amount of the foregoing payment.
(h)            Notwithstanding the foregoing, no Seller will be liable to Buyer or the Companies for any Taxes under this Section 8.03:
(i)            to the extent that such Taxes result from Buyer or any Company taking any action on the Closing Date but after the Closings that is outside the ordinary course of business consistent with past practice;
(ii)            to the extent that the matter giving rise to the claim has been taken into account as a Liability in determining the Final Purchase Price; or
(iii)            to the extent such Taxes arise from the failure by Buyer or any of its Affiliates to timely file any Tax Return.
Section 8.04.                            Tax Proceedings.

(a)            Buyer shall promptly notify Sellers’ Representative in writing upon receipt by Buyer or any of its Affiliates (including, following the Closing Date and for the avoidance of doubt, any Company) prior to the Tax Indemnity Escrow Depletion Date of any written communication from a Tax Authority concerning any pending or threatened audit, claim, demand, proposed adjustment or deficiency, assessment or administrative or judicial proceeding for which Buyer and the Companies would reasonably be expected to be entitled to indemnification pursuant to Section 8.03 (a “Tax Claim”) and, to the extent known, describing in reasonable detail the facts and circumstances with respect to the subject matter of such Tax Claim; provided, however, that the failure of Buyer to provide such notice shall not release Sellers from any of their obligations under this Agreement except to the extent Sellers are actually prejudiced by such failure.
(b)            Buyer shall have the exclusive right to control any Tax Claim to the extent relating to any Straddle Period; provided, that prior to the Tax Indemnity Escrow Depletion Date, Buyer (i) shall keep Sellers’ Representative reasonably informed of material developments with respect to any such Tax Claim and (ii) shall not settle any such Tax Claim without Sellers’ Representative’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.
(c)            Prior to the Tax Indemnity Escrow Depletion Date, Sellers’ Representative shall have the exclusive right to control any Tax Claim to the extent relating solely to a taxable period ending on or before the Closing Date; provided, that Sellers’ Representative (i) shall keep Buyer reasonably informed of material developments with respect to any such Tax Claim and (ii) shall not settle any such tax Claim without Buyer’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 8.05.                            Refunds.  Buyer shall pay (or cause to be paid) to Sellers, on a pro rata basis (based on the percentage of the Closing Payment received by each Seller on the Closing Date), any Tax refunds that are received by any Company (or Buyer or any Affiliate of Buyer on any Company’s behalf), and any refunds or overpayments of estimated Taxes for any Pre-Closing Tax Period that are credited against Tax for which Buyer and the Companies are not entitled to indemnification pursuant to Section 8.03 and to which any Company (or Buyer or any Affiliate of Buyer on any Company’s behalf) becomes entitled, that relate to Pre-Closing Tax Periods, net of any Liabilities incurred (including Taxes) in collecting such Tax refunds, and if such Tax refund includes interest on overpaid Tax, the amount of Tax payable on that interest by the recipient of the Tax refund; provided, however, that Buyer shall be entitled to any Tax refunds to the extent that such Tax refunds are (i) reflected as an asset for purposes of, and taken into account in, the determination of the Final Purchase Price or (ii) received on or after the Tax Indemnity Escrow Depletion Date and do not exceed the amount of any indemnification claim under Section 8.03 that was asserted prior to the fourth anniversary of the Closing Date and would have been subject to payment from either of the Tax Indemnity Escrow Accounts but for the depletion of funds in such Tax Indemnity Escrow Account.  Any payments required to be made under this Section 8.05 shall be made in immediately available funds, to the accounts of Sellers as directed by Sellers’ Representative within ten (10) Business Days of the receipt of the refund or the application of any such refunds as a credit against Tax for which Buyer and the Companies are not entitled to indemnification pursuant to Section 8.03.

Section 8.06.                            Post-Closing Actions.  Except as required by Law or with the prior written consent of Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), prior to the Tax Indemnity Escrow Depletion Date, Buyer shall not, and shall not permit any of its Affiliates (including, after the Closing Date, any Company) to voluntarily approach any Tax Authority (which, for the avoidance of doubt shall not include the filing of any Tax Return in accordance with the terms of this Agreement) regarding any Taxes or Tax Returns of any Company relating to any Tax Period (or portion of a Straddle Period) ending on or before the Closing Date.  Buyer shall not take any action that would cause any Company that was a “controlled foreign corporation” within the meaning of Section 957 of the Code as of the Closing Date to not be a “controlled foreign corporation” within the meaning of Section 957 of the Code as of the day after the Closing Date.
Section 8.07.                            Tax Cooperation.  The Parties shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating solely to the Companies and their respective assets or businesses (including access to books and records) as is reasonably necessary for the filing of all Tax Returns (including the claiming of Tax refunds), the making of any election related to Taxes, the preparation for, or the prosecution or defense of, any Tax Claim.  For the avoidance of doubt, the Sunshine SPV Shares Seller is not required to furnish or cause to be furnished any information books or records that relates to the Telstra Tax Consolidated Group. The Parties shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes and all other Tax matters relating to the Companies or their respective assets or businesses, and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this ARTICLE VIII. Notwithstanding anything contained in this Agreement to the contrary, the Parties shall reasonably cooperate in all Tax matters covered by any insurance policies obtained by Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement to allow Buyer and its Affiliates to fulfill their obligations thereunder and receive the benefits thereof.
Section 8.08.                            U.S. Tax Elections.  Notwithstanding anything contained in this Agreement to the contrary, neither Buyer nor any Company shall (i) make any election under U.S. Treasury Regulation section 301.7701-3 with an effective date with respect to any Company on or prior to the Closing Date or (ii) with respect to any Company (other than Sunshine SPV), make any election under Section 338(g) of the Code (or any comparable provision of any other Tax Law in any jurisdiction) with respect to the transactions contemplated by this Agreement.  If Buyer, in its sole discretion, makes an election under Section 338(g) of the Code with respect to the acquisition of the Sunshine Shares, Buyer shall indemnify Sunshine SPV Seller from and against any incremental Tax Liability, if any, suffered or incurred by Sunshine SPV Seller to the extent caused by such tax election.
Section 8.09.                            Survival; Limitation of Liability; Treatment of Payments.  The covenants in this ARTICLE VIII shall survive the Closings in accordance with their respective terms.  The funds held in the Tax Indemnity Escrow Accounts shall provide the sole source of payment for any indemnity and payment obligations set forth in this ARTICLE VIII and claims against the funds held in the Tax Indemnity Escrow Accounts as provided in this ARTICLE VIII shall constitute the sole and exclusive recourse of Buyer or any Company for any Liabilities for any Taxes (other than Transfer Taxes).  Any amounts pursuant to Section 8.03 or Section 8.05 shall be treated as an adjustment to the Final Purchase Price.

Section 8.10.                            GST ACT.  All amounts payable or consideration to be provided under this Agreement are exclusive of GST, as such term is defined in the GST Act.  If GST is payable on any supply made under or in connection with this Agreement, for which the consideration is not expressly stated to include GST, the recipient agrees to pay to the supplier an additional amount equal to the GST payable at the same time that the consideration for the supply, or the first part of the consideration for the supply (as the case may be), is to be provided; provided, however, that: (i) the recipient need not pay the additional amount until the supplier gives the recipient a tax invoice or an adjustment note; (ii) if an adjustment event arises in respect of the supply, the additional amount must be adjusted to reflect the adjustment event and the recipient or the supplier (as the case may be) must make any payments necessary to reflect the adjustment; and (iii) this Section 8.10 does not apply to the extent that the GST on the supply is payable by the recipient under Division 84 of the GST Act.  If a Party is required under this Agreement to indemnify another Party, or pay or reimburse costs of another Party, that Party agrees to pay the relevant amount less any input tax credits to which the other Party (or to which the representative member for a GST group of which the other Party is a member) is entitled.  If an amount payable under this Agreement is to be calculated by reference to (i) the price to be received for a taxable supply then, for the purposes of that calculation, the price is reduced to the extent that it includes any amount on account of GST and (ii) the price to be paid or provided for an acquisition then, for the purposes of that calculation, the price is reduced to the extent that an input tax credit is available for the acquisition.
Section 8.11.                            Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, Holding Sellers, on the one hand, and Buyer, on the other hand, shall each be liable for fifty percent (50%) of any Transfer Taxes attributable to the Share Sales.  Buyer shall timely prepare and file all Tax Returns relating to Transfer Taxes which are required pursuant to any applicable Tax Law.  For the avoidance of doubt, Buyer shall be responsible for (i) confirming the calculation of any such Transfer Taxes set forth in the Transfer Taxes Schedule that are payable in the United Kingdom; (ii) making any application in relation to, and filing the stock transfer forms and any other documents in connection with, such Transfer Taxes; and (iii) the actual payment of any such Transfer Taxes on or prior to any date on which such Transfer Taxes are due.  Holding Sellers shall promptly on demand reimburse Buyer for the Transfer Taxes for which Holding Sellers are liable under this Section 8.11 that Buyer incurs in accordance with this Section 8.11 (whether such Transfer Taxes are incurred on a provisional, adjudicated or final basis); provided, however, that such reimbursement obligation shall take into account and be reduced by the amount of Transfer Taxes that otherwise were included as Transaction Expenses in determining the Final Purchase Price.  Upon request, Buyer and the Sellers shall cooperate in good faith and shall timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.
Section 8.12.                            Clear Exit from the Telstra Tax Consolidated Group.  Sunshine SPV has procured that:

(a)            Prior to the date hereof, Buyer has received a calculation of the Exit Payment;
(b)            Each relevant member of the Telstra Tax Consolidated Group has provided all notifications required to be given under the Tax Sharing Deed (including any release deeds) in connection with the proposed exit of Sunshine SPV from the Telstra Tax Consolidated Group
(c)            Sunshine SPV has paid to the Head Company of the Telstra Tax Consolidated Group the Exit Payment and provided Buyer written evidence of that payment having been made (and for the avoidance of doubt, where the Contribution Amount is nil, an Exit Payment of nil is nonetheless taken to constitute a “payment” for the purposes of this Agreement and the Tax Act); and
(d)            taken all other steps to ensure that Sunshine SPV leaves the Telstra Tax Consolidated Group clear of all Group Liabilities which are not due and payable at the Closing Date and will not be liable under section 721-30 of the Tax Act for an amount equal to its Contribution Amount under the Tax Sharing Deed.
ARTICLE IX
GENERAL PROVISIONS
Section 9.01.                            Survival of Representations, Warranties and Covenants.  The representations and warranties of each of the Parties contained in this Agreement shall terminate at the Closings.  The covenants of each of the Parties contained in this Agreement shall survive the Closings in accordance with their respective terms. Without limiting the foregoing, absent Fraud, the sole and exclusive recourse of Buyer for any breach of any such representations and warranties shall be against the R&W Policy.  Notwithstanding anything in this Agreement to the contrary, the aggregate liability of the Sunshine SPV Shares Seller for all claims under or in connection with this Agreement and any Transaction Document is limited to the Sunshine SPV Shares Seller’s 30% pro rata proportion of the Base Payment.
Section 9.02.                            Expenses.  Except as may be otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the this Agreement and the transactions contemplated by the Transaction Documents shall be paid by the Party incurring such costs and expenses, whether or not the Closings shall have occurred or this Agreement is terminated.
Section 9.03.                            Notices.  All notices, requests, claims, demands, consents and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by (i) delivery in person, (ii) overnight courier service or by registered or certified mail (postage prepaid, return receipt requested), or (iii) when transmitted by email or facsimile to the applicable address set out below (provided that no “error” message or other notification of non-delivery is generated ), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.03):

if to Buyer:

c/o Thryv Holdings, Inc.
2200 W. Airfield Drive
P.O. Box 619810
DFW Airport, TX 75261
Attention:  VP Corporate Counsel-Legal & Human Resources, Chief Compliance Officer and Secretary
Email:  Lesley.Bolger@thryv.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:  Brian Gingold
Facsimile No.: (212) 310-8007
Email:  Brian.Gingold@weil.com

if to Sunshine SPV Shares Seller:

Telstra Corporation Limited
242 Exhibition Street, Level 41
Melbourne, VIC 3000
Attention:  Guy Wylie
Email:  guy.wylie@team.telstra.com

with a copy (which shall not constitute notice) to:

Mary Roberts
Email:  mary.roberts@team.telstra.com

if to any Holdings Seller:

c/o Platinum Equity Advisors, LLC
360 North Crescent Drive
Beverly Hills, CA   90210
Attention:  General Counsel
Facsimile No.:  (310) 712-1863
Email:  jholland@platinumequity.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA   92626
Attention:  James W. Loss Esq.
Facsimile No.:  (714) 830-0700
Email:  Jim.loss@morganlewis.com

if to Sellers’ Representative:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention:  Managing Director
Facsimile No. (303) 623-0294
Email: deals@srsacquiom.com

and

Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA   92626
Attention:  James W. Loss Esq.
Facsimile No.:  (714) 830-0700
Email:  Jim.loss@morganlewis.com

Section 9.04.                            Public Announcements.  The initial press release regarding this Agreement shall be a press release mutually acceptable to Sellers and Buyer. Thereafter, neither Sellers nor Buyer (nor any of their respective Affiliates), shall issue any other press release or make any other public announcement with respect to this Agreement without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or by the listing rules of any national securities exchange on which such Party’s shares are listed; provided, however, that neither Sellers nor Buyer will be required to obtain the prior approval of, or consult with, the other Parties in connection with any such press release or public announcement if such press release or public announcement consists solely of information previously disclosed in all material respects in a previously distributed press release or public announcement. Notwithstanding the foregoing, any direct or indirect equity holder in Buyer, any Seller, or any of their respective Affiliates may (i) (i) report on and disclose, solely on a confidential basis, the status and financial and other terms of this Agreement and the transactions contemplated by the Transaction Documents to their direct and indirect investors and prospective investors, and (ii) publicly disclose the fact of the consummation of the transactions contemplated by the Transaction Documents on their websites or otherwise in the ordinary course of their businesses, or as required by applicable Law or the requirements of any national securities exchange.
Section 9.05.                            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by the Transaction Documents is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the Transaction Documents be consummated as originally contemplated to the greatest extent possible consistent with being valid and enforceable under Law.

Section 9.06.                            Entire Agreement.  Except as otherwise specifically provided in this Agreement, this Agreement including the Disclosure Letter and the other documents referred to herein which form a part hereof, constitute the entire agreement of Sellers, Holdings and Sunshine SPV, on the one hand, and Buyer, on the other hand, with respect to the subject matter of this Agreement and supersede all prior representations, agreements, undertakings and understandings, both written and oral, other than the Confidentiality Agreement, between or on behalf of Sellers, Holdings and Sunshine SPV, on the one hand, and Buyer, on the other hand, with respect to the subject matter of this Agreement.
Section 9.07.                            Assignment.  This rights and obligations of Buyer under this Agreement may not be assigned by Buyer without the prior written consent of Sellers’ Representative, other than to any lender as collateral security or in accordance with the terms of the R&W Policy, and the rights and obligation or Sellers, Holdings and Sunshine SPV may not be assigned by any of them without the prior written consent of Buyer; provided, however, that any Party may assign any or all of its rights or obligations under this Agreement to any Affiliate, but no such assignment shall release the assigning Party from any Liability or obligation under this Agreement.  Any attempted assignment in violation of this Section 9.07 shall be void.  This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the Parties and their successors and permitted assigns.
Section 9.08.                            No Third-Party Beneficiaries.  Except as provided in Section 7.03, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns.  No Party is acting as an agent for any other Person not named herein as a Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of any Company, any legal or equitable right, benefit or remedy of any nature whatsoever, including any right of employment for any specified period.
Section 9.09.                            Amendment.  No provision of this Agreement, including any Exhibits or Schedules thereto or, in respect of this Agreement or the Disclosure Letter, may be amended, supplemented or modified, except by a written instrument making specific reference hereto or thereto signed by the Parties.
Section 9.10.                            Disclosure Letter.  Any disclosure with respect to a Section of this Agreement, including any Section of the Disclosure Letter, shall be deemed to be disclosed for purposes of other Sections of this Agreement, including any Section of the Disclosure Letter, to the extent that such disclosure is reasonably sufficient on the face of such disclosure such that the relevance of such disclosure would be reasonably apparent to a reader of this Agreement without any further inquiry and of such disclosure.  Matters reflected in any Section of the Disclosure Letter that are not required by this Agreement to be so reflected are set forth solely for informational purposes.  No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Letter, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter meets any other requirement for disclosure.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 9.11.                            Governing Law; Submission to Jurisdiction.
(a)            This Agreement and all claims or causes of action (whether in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State without giving regard to any conflict of laws provisions that would require or permit the application of the Laws of any other jurisdiction.
(b)            Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York (or in the event, but only in the event, that such courts do not have subject matter jurisdiction over such action or proceeding, the federal courts of the United States of America, the United States District Court for the Southern District of New York) over any dispute arising out of, or relating to, any of the transactions contemplated the Transaction Documents and each Party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts.  The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
(c)            Each of the Parties hereby consents to process being served by any Party in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 9.03.
Section 9.12.                            Specific Performance.  Each Party acknowledges and agrees that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no adequate remedy other than specific performance would exist at law or in equity in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any Party threatens such a breach).  Therefore, it is agreed that each Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.  The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that any Party otherwise has an adequate remedy at law.

Section 9.13.                            Rules of Construction.  Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction:  (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise expressly specified to the Company; (c) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, including the Disclosure Letter and Exhibits hereto; (d) references to “$” shall mean Australian dollars; (e) the word “including” and words of similar import shall mean “including without limitation”, unless otherwise specified; (f) references to “written” or “in writing” include in electronic form, provided, however, that any notice given pursuant to this Agreement shall be given in accordance with Section 9.03; (g) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (h) Sellers and Buyer have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement; (i) a reference to any Person includes such Person’s permitted successors and permitted assigns; (j) any reference to “days” means calendar days unless Business Days are expressly specified; and (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.
Section 9.14.                            Counterparts.  This Agreement may be executed in one or more counterparts, and by the different Parties to each such counterpart, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 9.15.                            Waiver of Jury Trial.  EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.  EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.
Section 9.16.                            Designation of Sellers’ Representative.
(a)            Appointment of Sellers’ Representative.  Each Seller hereby irrevocably appoints Sellers’ Representative as of the Closings to serve as such Seller’s representative with respect to all matters set forth in, or in connection with, this Agreement and the agreements ancillary hereto to be performed by Sellers’ Representative.  Sellers’ Representative shall serve as each Seller’s agent, proxy and attorney-in-fact, with full power of substitution, for all purposes of this Agreement and the agreements ancillary hereto (including the full power and authority on such Seller’s behalf) (i) to consummate the transactions contemplated by the Transaction Documents, (ii) to utilize the Sellers’ Representative Holdback Amount to pay expenses incurred by or on behalf of Sellers or Sellers’ Representative in connection with the transactions contemplated by the Transaction Documents  (whether incurred on or after the date of this Agreement), (iii) to calculate any amounts payable to such Seller pursuant to this Agreement, (iv) to execute such further agreements or instruments of assignment in accordance with this Agreement, or as Buyer may reasonably request, or which Sellers’ Representative shall consider necessary or proper to effectuate the transactions contemplated by the Transaction Documents, all of which shall have the effect of binding Sellers as if each of them had personally executed such agreement or instrument, (v) to resolve any adjustments or issues relating to any component of the Closing Payment, (vi) to receive notices and other deliverables hereunder on behalf of any Seller, (vii) to dispute, compromise, settle and pay any claims made in connection with this Agreement and (viii) to do each and every act and exercise any and all rights which such Seller is permitted or required to do or exercise under this Agreement. Such agency, proxy and attorney-in-fact and all authority granted hereunder are coupled with an interest, are therefore irrevocable without the consent of Sellers’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of such Person. If, after the execution of this Agreement, any Seller dissolves or liquidates then Sellers’ Representative is nevertheless authorized, empowered and directed to act in accordance with this Agreement as if that dissolution or liquidation had not occurred and regardless of notice thereof. All decisions and actions by Sellers’ Representative, including with respect to the allocation of the Closing Payment and Final Purchase Price payable to each Seller, shall be binding upon each Seller as if such Seller had taken such decisions or actions, and no Seller shall have the right to object, dissent, protest or otherwise contest the same.

(b)            Authority; Indemnification.  Buyer and Escrow Agent shall each be entitled to rely on any action taken by Sellers’ Representative, pursuant to the authority granted herein (each, an “Authorized Action”), on behalf of each Seller without any duty to investigate whether or not such action was properly authorized or taken, and each Authorized Action shall be binding on each Seller as fully as if such Person had taken such Authorized Action.  The Sellers will indemnify, defend and hold harmless the Sellers’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Sellers’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Sellers’ Representative, the Sellers’ Representative will reimburse the Sellers the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Sellers’ Representative by the Sellers, any such Representative Losses may be recovered by the Sellers’ Representative from (i) the funds in the Sellers’ Representative Holdback Amount and (ii) any other funds that become payable to the Sellers under this Agreement at such time as such amounts would otherwise be distributable to the Sellers; provided, that while this section allows the Sellers’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Sellers from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Sellers’ Representative from seeking any remedies available to it at law or otherwise.  In no event will the Sellers’ Representative be required to advance its own funds on behalf of the Sellers or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Sellers set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Sellers’ Representative under this section. Notwithstanding anything in this Agreement to the contrary, neither Buyer nor any of its Affiliates (including the Company) will have any obligations, to the Sellers’ Representative, the Sellers or any other party, to indemnify, defend, hold harmless or otherwise with respect to any Representative Losses. The foregoing indemnities will survive the Closing, the resignation or removal of the Sellers Representative or the termination of this Agreement.
(c)            Duties of Sellers’ Representative.  Sellers’ Representative shall have only the duties expressly stated herein, and shall have no other duty, express or implied. Sellers’ Representative is not, by virtue of serving, a fiduciary of any Seller or any other Person. Sellers’ Representative, in such capacity, has no personal responsibility or Liability for any representation, warranty or covenant of any Seller, Holdings, Sunshine SPV or any other Person. Sellers’ Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement.
(d)            Exculpation.  The Sellers’ Representative will incur no liability of any kind with respect to any action or omission by the Sellers’ Representative in connection with the Sellers’ Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Sellers’ Representative’s gross negligence or willful misconduct. The Sellers’ Representative shall not be liable for any action or omission pursuant to the advice of counsel.

(e)            Release.  Each of the Sellers hereby releases Buyer and its Affiliates from any and all Liabilities arising out of or in connection with any of (i) Buyer’s or its Affiliates’ actions or failures to act in accordance with or in reliance upon any decision, action, consent, direction or instruction of the Sellers’ Representative (in its capacity as such), without any Liability to, or any obligation to inquiry of, any Seller, or (ii) the actions of the Sellers’ Representative (in its capacity as such) pursuant to this Agreement or any other Transaction Documents contemplated herein, including with respect to the allocation of the Closing Payment and Final Purchase Price payable to each Seller.
(f)            The Sellers’ Representative Holdback Amount will be used for the purposes of paying directly, or reimbursing the Sellers’ Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Sellers will not receive any interest or earnings on the Sellers’ Representative Holdback Amount and irrevocably transfer and assign to the Sellers’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Sellers’ Representative will not be liable for any loss of principal of the Sellers’ Representative Holdback Amount other than as a result of its gross negligence or willful misconduct. The Sellers’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Sellers’ Representative’s responsibilities, the Sellers’ Representative will deliver any remaining balance of the Sellers’ Representative Holdback Amount to Buyer for further distribution to the Sellers. For tax purposes, the Sellers’ Representative Holdback Amount will be treated as having been received and voluntarily set aside by the Sellers at the time of Closing.
Section 9.17.                            Company Representation.  Buyer, for itself and on behalf of its controlled Affiliates, hereby agree that, in the event that a dispute arises after the Closings between Buyer, on the one hand, and Sellers’ Representative or any Seller, on the other hand, Morgan, Lewis & Bockius LLP or Baker & McKenzie (collectively, “Prior Counsel”) may represent Sellers’ Representative or any Seller in such dispute, even though the interests of Sellers’ Representative or such Seller may be directly adverse to either or both Buyer or to any of the Companies and even though Prior Counsel may have represented one or more of the Companies in connection with the transactions contemplated by the Transaction Documents. As to all communications among the Prior Counsel, Sellers’ Representative or any of the Companies or any of their respective Affiliates that relate in any way to the transactions contemplated by the Transaction Documents, the attorney-client privilege and the expectation of client confidence belongs to Sellers’ Representative and shall not pass to or be claimed by Buyer or any of the Companies. Notwithstanding the foregoing, in the event that a dispute arises after the Closing Date between either or both Buyer or any of the Companies, on the one hand, and a third party (other than a Party or any Affiliate of any Party), on the other hand, the Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by Prior Counsel to such third party; provided, however, that no Company may waive such privilege without the prior written consent of Sellers’ Representative (not to be unreasonably withheld, conditioned or delayed).  All of the client files and records in the possession of Prior Counsel to the extent solely related to the transaction contemplated herein will be controlled by Sellers.

Section 9.18.                            Payments under this Agreement.  Each Party hereto agrees that all amounts required to be paid hereunder, which are denoted in Australian dollars, may be paid in United States currency at the option of the Buyer, without discount, rebate, reduction or withholding and not subject counterclaim or offset, on the dates required hereby.  Any such payments shall be converted into U.S. dollars at the exchange rate for converting such currency into United States dollars as set forth in the Wall Street Journal on the Business Day prior to the date any such amounts are paid (and if any such amount is not paid on the date required to be paid under this Agreement, the conversion rate applicable on the Business Day prior to the date on which such amount was required to be paid shall be used for any such conversion).
[The remainder of this page has been intentionally left blank.  Signature pages follow.]

IN WITNESS WHEREOF, the undersigned has executed this Share Purchase Agreement as of the date first written above.
BUYER:

THRYV AUSTRALIA PTY LTD
Executed by Thryv Australia Pty Ltd in accordance with section 127 of the Corporations Act 2001 (Cth)

By:	/s/ KJ Christopher
Name: KJ Christopher
Title: Director

By:	/s/ Lesley Bolger
Name: Lesley Bolger
Title: Director

Solely with respect to Section 2.06(e),

PARENT:

THRYV HOLDINGS, INC.

By:	/s/ KJ Christopher
Name: KJ Christopher
Title: Authorized Signatory

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the undersigned has executed this Share Purchase Agreement as of the date first written above.
HOLDINGS:

Signed for and on behalf of:

SENSIS HOLDING LIMITED

by a duly authorized representative

By	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Share Purchase Agreement as of the date first written above.
SUNSHINE SPV:

Signed for and on behalf of:

SUNSHINE NEWCO PTY LTD

by a director and witness

By	/s/ Guy Beresford-Wylie
Director Name: Guy Beresford-Wylie
Title: Treasurer

By	/s/ Mary Roberts
Witness Name: Mary Roberts

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the undersigned has executed this Share Purchase Agreement as of the date first written above.

SUNSHINE SPV SHARES SELLER:

Signed for and on behalf of:

TELSTRA CORPORATION LIMITED
by its authorized representative

By:	/s/ Guy Beresford-Wylie
Name: Guy Beresford-Wylie
Title: Treasurer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Share Purchase Agreement as of the date first written above.
HOLDINGS SELLERS:

PLATINUM EQUITY CAPITAL PARTNERS INTERNATIONAL III (CAYMAN), L.P.

By: Platinum Equity Partners International III (Cayman), L.P., its general partner

By: Platinum Equity Investment Holdings III (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY CAPITAL PARTNERS-A INTERNATIONAL III (CAYMAN), L.P.

By: Platinum Equity Partners International III (Cayman), L.P., its general partner

By: Platinum Equity Investment Holdings III (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY CAPITAL PARTNERS-B INTERNATIONAL III (CAYMAN), L.P.

By: Platinum Equity Partners International III (Cayman), L.P., its general partner

By: Platinum Equity Investment Holdings III (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY CAPITAL PARTNERS-C INTERNATIONAL III (CAYMAN), L.P.

By: Platinum Equity Partners International III (Cayman), L.P., its general partner

By: Platinum Equity Investment Holdings III (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM STRAWBERRY PRINCIPALS INTERNATIONAL (CAYMAN), L.P.

By: Platinum Equity Investment Holdings III (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the undersigned has executed this Share Purchase Agreement as of the date first written above.
SELLERS’ REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Sellers’ Representative

By:	/s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director

[Signature Page to Share Purchase Agreement]

EXHIBIT A

DEFINITIONS
“2020 Sunshine Financial Statements” has the meaning set forth in Section 5.05(b).
“Accounting Firm” has the meaning set forth in Section 2.06(c).
“Action” means any claim, demand, complaint, counterclaim, action, audit, suit, arbitration, hearing, proceeding or investigation by or before any Governmental Authority or mediation or arbitral body.
“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person, provided, however, (i) with respect to the Holdings Sellers, Affiliate shall not be deemed to include any portfolio company of such Person or such Person’s affiliates unless provided Confidential Information and (ii) with respect to Buyer, Affiliate shall not be deemed to include any portfolio company of any shareholder of Buyer.
“Agreed Accounting Principles” means the accounting principles set forth in Exhibit B.
“Agreement” has the meaning set forth in the Preamble.
“AIFRS” means the Australian equivalents to the International Financial Reporting Standards.
“Anti-Corruption Laws” means all laws, rules and regulations applicable to the Companies from time to time concerning or relating to bribery or corruption.
“Australian Income Tax Deductions” has the meaning set forth in Section 8.02(b).
“Australian Post-Closing Transaction Tax Deductions” has the meaning set forth in Section 8.02(d).
“Authorized Action” has the meaning set forth in Section 9.16(b).
“Balance Sheet” means June 30, 2020.
“Balance Sheet Date” has the meaning set forth in Section 5.05(a).
“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.01(a).
“Base Payment” means $257,000,000.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York or in Melbourne Australia are required or authorized by Law to be closed.

“Buyer” has the meaning set forth in the Preamble.
“Buyer Material Adverse Effect” means, with respect to Buyer, any change, effect, event or development that, individually or in the aggregate, would have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.
“Cash” means all cash, cash equivalents, and marketable securities, including deposits in transit, less any outstanding checks, Trapped Cash and any items otherwise taken into account in determining Closing Date Working Capital, but including the cash used to collateralize the Collateralized Letters of Credit.
“CGT Withholding Amount” means amounts, if any, determined under section 14-200(3) of Schedule 1 to the Taxation Administration Act 1953 (Cth) which may be payable to the Commissioner under section 14-200(1) of Schedule 1 to the Taxation Administration Act 1953 (Cth).
“Closing Adjustment” means the amount (which may be a positive or a negative dollar amount) equal to (i) the amount of Estimated Closing Date Cash, minus (ii) the amount of Estimated Closing Date Debt, minus (iii) the amount of Transaction Expenses set forth in the Closing Schedule (including, for the avoidance of doubt, the amount of the Closing Date Employee Payments), plus (iv) the amount, if any, of the Estimated Working Capital Surplus, minus (v) the amount, if any, of the Estimated Working Capital Shortfall.
“Closing Date” has the meaning set forth in Section 2.01.
“Closing Date Cash” means, without duplication, the Cash of the Companies as of the Reference Time determined in accordance with the Agreed Accounting Principles, and, for the avoidance of doubt, without giving effect to the consummation of the transactions contemplated by this Agreement.
“Closing Date Debt” means the Debt of the Companies as of the Reference Time determined in accordance with the Agreed Accounting Principles, and, for the avoidance of doubt, without giving effect to the consummation of the transactions contemplated by this Agreement, provided, that, notwithstanding anything to the contrary herein, any fees, interest, expenses, prepayment penalties and other similar obligations owed or incurred with respect of any outstanding Debt repaid in connection with the Closing or with respect to obtaining the release and termination of any Liens that are required to be released in terminated in connection with the consummation of the transactions contemplated hereby shall be calculated as of the date post-Closing that all funds have been delivered to satisfy such Debt or to release and terminate such Liens, as applicable.
“Closing Date Employee Payments” means the payments to be made to certain employees as provided in Section 7.05(a).
“Closing Date Working Capital” means the amount equal to (i) the consolidated current assets of Sunshine for the current asset line items included in the calculation of Closing Date Working Capital in the Sample Closing Statement in Exhibit B as of the Reference Time, minus (ii) the consolidated current liabilities of Sunshine for the current liability line items included in the calculation of Closing Date Working Capital in the Sample Closing Statement in Exhibit B as of the Reference Time, in each case, calculated in accordance with the Agreed Accounting Principles and without giving effect to the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, the Parties agree that the Sample Closing Statement specifies the line items that comprise Closing Date Working Capital. For illustrative purposes only, the Sample Closing Statement includes an example of the calculation of Closing Date Working Capital as if the Closings had occurred on October 31, 2020.  Notwithstanding the foregoing, “Closing Date Working Capital” shall not include any amounts reflected in Cash, Trapped Cash, Debt or Transaction Expenses.

“Closing Date Working Capital Shortfall” means the amount, if any, by which Closing Date Working Capital is less than Target Working Capital.
“Closing Date Working Capital Surplus” means the amount, if any, by which Closing Date Working Capital exceeds Target Working Capital.
“Closing Payment” has the meaning set forth in Section 2.01.
“Closing Schedule” has the meaning set forth in Section 2.03.
“Closing Statement” has the meaning set forth in Section 2.06(a).
“Closings” has the meaning set forth in Section 2.01.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Collateralized Letters of Credit” has the meaning set forth in Section 2.04(f).
“Companies” means Sunshine SPV, Holdings and all of the Subsidiaries, as a group, and “Company” means any of the Companies.
“Company Intellectual Property” means all Intellectual Property that is or has been owned or purported to be owned, used, held or practiced by any Company, or is necessary for the conduct of the business of any Company.
“Company Related Party” means (a) a Seller, (b) a director or “officer” of any Company, or (c) an Affiliate or any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act, as amended) of any Person described in the foregoing clauses (a) or (b).
“Confidential Information” has the meaning set forth in Section 7.02(c).
“Confidentiality Agreement” has the meaning set forth in Section 7.02(a).
“Consolidated Group” has the meaning set forth in the Tax Act.

“Contracts” means all written or oral contracts, subcontracts, agreements, leases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind.
“Contribution Amount” has the meaning set forth in section 721-25 of the Tax Act.
“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.  The terms “controlled by”, “controlled”, “under common control with” and “controlling” shall have correlative meanings.
“Crystallisation Procedure” has the meaning set forth in Section 5.13(p).
“Debt” means, with respect to any Person, without duplication, (i) all outstanding obligations of such Person arising from or in the form of indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money or in respect of loans, advances, or the negative value of any interest rate, currency swap or other derivative or hedging transactions, (ii) all obligations of such Person for the deferred purchase price of assets, securities, property or services, including any “earn-outs” or other contingent payments in respect of which such Person is liable (including any indemnities and “seller notes” payable with respect to the acquisition of any business, asset or securities) (other than trade payables incurred in the ordinary course of business consistent with past practice, but only to the extent they are included as current liabilities in Closing Date Working Capital), (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person as lessee under leases that have been or should be, in accordance with AIFRS, recorded as capital or finance leases (without taking into account the recent changes in lease accounting standards under IFRS 16), (v) all obligations of such Person under a guarantee, acceptance, letter of credit or similar arrangement, but, in each case, only to the extent drawn (and for the avoidance of doubt shall not include any obligations with respect to the Collateralized Letters of Credit), (vi) all obligations of such Person arising under conditional sales Contracts and other similar title retention instruments, (vii) the Tax Liability Amount, (viii) obligations secured by Liens other than Permitted Liens, (ix) any amounts owed to any Affiliates (other than to another Company, and for the avoidance of doubt no amounts owing to any Company as described in Schedule 2 shall constitute Debt), (x) declared but unpaid dividends (other than to another Company, and for the avoidance of doubt no unpaid dividends described in Schedule 2 shall constitute Debt), (xi) any Liabilities held at the level of Holdings, UK Subsidiaries or Sunshine SPV (other than to another Company), (xii) any of the obligations and amounts described in Section A-2 of the Disclosure Letter, and (xiii) all Debt of others referred to in clauses (i) through (xii) above guaranteed, directly or indirectly, in any manner by such Person, in each case calculated in accordance with the Agreed Accounting Principles.  The term “Debt” shall include all principal, interest, fees, costs, expenses, premiums or prepayment penalties and other similar obligations in respect thereof. Notwithstanding the foregoing, “Debt” shall not include any items to the extent taken into account in determining Closing Date Working Capital or Transaction Expenses.
“Disclosure Letter” means the disclosure letter dated as of the date hereof delivered by Holdings and Sunshine to Buyer and which forms a part of this Agreement.

“Disputes” has the meaning set forth in Section 2.06(b).
“Employee” means each Person who is a director, officer or other member of management, in each case with a title of vice president (or more senior) of the Companies, including those employees on leave of absence.
“Environmental Law” means any applicable Law, including common law, in effect on the date of this Agreement, relating to pollution or protection of the environment or natural resources or the protection of human health and safety.
“Environmental Permit” means any permit, approval or license required by a Governmental Authority under any Environmental Law.
“Escrow Agent” means Citibank, N.A.
“Escrow Agreement” means that certain Escrow Agreement, by and among the Sellers’ Representative, Buyer and the Escrow Agent, dated as of the Closing Date.
“Escrow Deposit” means the amount equal to (i) the Post-Closing Adjustment Escrow Amount plus (ii) the Holdings Sellers Tax Indemnity Amount, plus (iii) Sunshine SPV Shares Seller Tax Indemnity Amount.
“Estimated Closing Date Cash” has the meaning set forth in Section 2.03.
“Estimated Closing Date Debt” has the meaning set forth in Section 2.03.
“Estimated Working Capital” has the meaning set forth in Section 2.03.
“Estimated Working Capital Shortfall” means the amount, if any, by which Estimated Working Capital is less than Target Working Capital.
“Estimated Working Capital Surplus” means the amount, if any, by which Estimated Working Capital exceeds Target Working Capital.
“Event” has the meaning set forth in the definition of the term “Material Adverse Effect” in this Exhibit A.
“Excess Amount” has the meaning set forth in Section 2.06(e).
“Exit Payment” means the payment to be made by Sunshine SPV to permit Sunshine SPV to leave the Telstra Tax Consolidated Group on Closing clear of any Group Liability pursuant to section 721 35 of the Tax Act calculated in accordance with the principles set out in the Tax Sharing Deed.
“Final Purchase Price” means the amount equal to (i) the Base Payment, plus (ii) the amount of Closing Date Cash, minus (iii) the amount of Closing Date Debt, minus (iv) the amount of Transaction Expenses set forth on the Closing Schedule (including, for the avoidance of doubt, the Closing Date Employee Payments) plus the amount of any additional Transaction Expenses that may be identified following the Closing Date (including any Transaction Expenses that should have been paid on the Closing Date but were not), plus (v) the amount, if any, of the Closing Date Working Capital Surplus and minus (vi) the amount, if any, of the Closing Date Working Capital Shortfall (in each of the foregoing clauses (ii) through (vi), as such amounts are finally determined in accordance with Section 2.06).

“FIRB” means the Australian Foreign Investment Review Board.
“First Closing” has the meaning set forth in Section 2.01.
“Former Defined Benefit Employee” has the meaning set forth in Section 5.13(p).
“Fraud” means common law fraud under the Law of the State of Delaware.
“Fund” means each superannuation fund or equivalent arrangement to which any Company contributes, or is required to contribute, in respect of any employee or any deemed employee employed or engaged by that Company.
“FW Act” has the meaning set forth in Section 5.13(b).
“Governmental Authority” means any Australian, United Kingdom or U.S. federal, state or local or any supra national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Group Liability” has the meaning set forth in section 721-10 of the Tax Act.
“GST” has the meaning in the GST Act.
“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).
“Hazardous Materials” means (i) any chemicals, materials, substances, pollutants, contaminants in any form, whether waste materials, raw materials, finished products, byproducts, or any other materials, which are listed, defined or otherwise designated as hazardous or toxic under Environmental Law, including asbestos, polychlorinated biphenyls, radon, urea formaldehyde, and lead-containing paints or coatings, and (ii) any petroleum, petroleum hydrocarbons, petroleum products, or petroleum by-products.
“Head Company” has the meaning set forth in section 995-1 of the Tax Act.
“Holdings” has the meaning set forth in the Preamble.
“Holdings Sellers” and “Holdings Seller” have the meaning set forth in the Preamble.

“Holdings Sellers Tax Indemnity Escrow Account” means the account maintained by the Escrow Agent to hold the Holdings Sellers Tax Indemnity Escrow Amount pursuant to the terms of the Escrow Agreement.
“Holdings Sellers Tax Indemnity Escrow Amount” means $14,000,000.
“Holdings Shares” has the meaning set forth in the Recitals.
“Holdings Shares Closing Payment” has the meaning set forth in Section 1.04.
“Holdings Shares Sale” has the meaning set forth in the Recitals.
“Income Tax” means any Tax that is in whole or in part, based on or measured by net income or gains.
“Income Tax Returns” means Tax Returns in respect of Income Tax.
“Insurance Policy” has the meaning set forth in Section 5.17(a).
“Intellectual Property” means all right, title and interest in or relating to any of the following whether arising under the Laws of the United States or of any other jurisdiction:  (a) patents and patent applications (including patents issued thereon), including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, (b) trademarks, service marks, trade names, brand names, service names, trade dress, logos and other identifiers of same, and any and all common law rights, registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing, including all goodwill associated therewith, (c) copyrights and registrations and applications therefor, works of authorship and mask work rights, and all reissues, extensions and renewals of any of the foregoing, and moral rights, (d) domain names, (e) trade secrets and other confidential and proprietary information, including know-how, technology discoveries, improvements formulae, technical information, techniques, inventions (whether or not patentable or reduced to practice), (f) business names, (g) social media accounts, and (h) Software.
“Intra-Seller Adjustment Amount” means $1,948,908.
“Knowledge of the Companies” means the actual knowledge of the Persons listed on Section A-3 of the Disclosure Letter after due inquiry.
“Law” means any U.S. federal, state or local or any non-U.S. statute, law, ordinance, regulation, rule, code, order, directive or other requirement or rule of law (including any mandatory industry codes, practices, policies or statements), in any applicable jurisdiction, including any statute, regulation, proclamation, ordinance or by-law in Australia.
“Leased Real Property” has the meaning set forth in Section 5.13(n).
“Liabilities” means any debt, liability (including related to Taxes), guarantee, loss, damage, claim, demand, cost, expense (including reasonable attorneys’ and consultants’ fees and expenses), interest, award, judgment, penalty, commitment or obligation, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable of any nature, whenever or however arising.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, title, defect, encumbrance, claim, lien, charge, easement, option, right of first refusal, right of first offer, preemptive right, limitation or restriction of any kind or any other encumbrance of any kind, character or description.
“Majority Sunshine Shares” has the meaning set forth in the Recitals.
“Material Adverse Effect” means any circumstance, matter, change, development, event, state of facts, occurrence or effect (each, an “Event”) that, individually or in the aggregate with other Events, has had or would reasonably be expected to have or result in (i) a material adverse effect on the assets, business, operations, condition (financial or otherwise) or results of operations of the Companies, taken as a whole; provided, however, that, for the purposes of this clause (i) the following clauses (A) through (F) shall not constitute or be taken into account in determining whether there has been Material Adverse Effect: (A) an Event or series of Events affecting the Australian or global economy generally or capital or financial markets generally, including changes in interest or exchange rates and financial, credit, securities or currency markets, (B) an Event or series of Events affecting political conditions (including hostilities, acts of war (whether declared or undeclared), sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing) generally of Australia or any other country or jurisdiction in which the Companies operate, (C) an Event or series of Events affecting the industry generally in which the Companies conduct business, (D) any changes in applicable Law, AIFRS or the enforcement or interpretation thereof first announced after the date hereof, or (E) any failure by any of the Companies to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded by this clause (F)), except in the case of the foregoing clauses (A), (B), (C) or (D), to the extent such Event is (or would reasonably be expected to be) disproportionately adverse with respect to the business of the Companies, taken as a whole, compared to other Persons in the industry in which the Companies conduct business, or (ii) any material impairment or material delay in the ability of any Seller to perform its respective obligations under this Agreement or to consummate the transactions contemplated hereby.
“Material Contract” means the following Contracts, except for this Agreement, to which any of the Companies is a party or are otherwise bound as of the date of this Agreement:
(a)            Contracts to purchase or sell goods or products from a supplier or to a customer that is reasonably anticipated to result in purchases, sales or expenditures, or that otherwise would result in a Company spending or receiving, in an aggregate amount that exceeds $500,000 annually;
(b)            Contracts for joint ventures, strategic alliances or partnerships or that otherwise require any sharing of profits of the Companies;

(c)            Contracts that limit the ability of any of the Companies to compete in any line of business or with any Person or in any geographic area during any time period;
(d)            Contracts that contain any (i) exclusive dealing obligation, (ii) “most favored nation” or similar provision granted by any Company, (iii) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (iv) obligates any Company to purchase a minimum amount of product or service from any Person, or any material product or service exclusively from any Person, or (v) obligates any Company to provide a minimum amount of product or service to any Person, or any material product or service to any Person;
(e)            Contracts which contain any provisions requiring a Company to indemnify any other party or to assume any Liability of any Person, in each case other than Contracts providing for commercial allocation of risks in the ordinary course of business;
(f)            Contracts (other than Contracts for services in the ordinary course of business) which have an aggregate future Liability to any Person in excess of $150,000 annually;
(g)            Contracts relating to Debt with respect to which any Company is an obligor in excess of $300,000, or which impose a Lien other than a Permitted Lien on any of the material assets of any of the Companies;
(h)            Contracts to sell, lease or otherwise dispose of any asset of any of the Companies or any Contract for the acquisition of assets or business of, or material ownership interest in, any other Person, in each case other than in the ordinary course of business consistent with past practice, to the extent, in each case, such Contract has not been fully performed;
(i)            Contracts that are a settlement, conciliation or similar agreement with any Governmental Authority and pursuant to which any Company will have any material outstanding obligation after the date of this Agreement;
(j)            any employment, individual consulting agreement or similar Contract of the Companies with an Employee, individual consultant, director or officer whose annual base compensation exceeds $150,000;
(k)            Contracts providing for the development of, any Software, technology, or other Intellectual Property, independently or jointly, either by or for any Company;
(l)            the Real Property Leases;
(m)            Contracts with a Company Related Party; and
(n)            Any (i) Contracts pursuant to which a third party has granted to any of the Companies a license under, or a covenant not to sue in respect of, Intellectual Property material to the operation of its business, other than (A) agreements relating to commercially available off the shelf computer software licensed pursuant to standard terms or agreements pursuant to which the license fees are less than $25,000 per year in the aggregate and (B) non-exclusive licenses granted by vendors, suppliers and distributors in the ordinary course of business, and (ii) Contracts pursuant to which any of the Companies has granted to a third party a license under, or a covenant not to sue in respect of, any Owned Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business to vendors, suppliers and distributors.

“Minority Sunshine Shares” has the meaning set forth in the Recitals.
“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or other similar requirement or agreement enacted, adopted, promulgated or applied by any Governmental Authority.
“Organizational Documents” means: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) any statement of partnership and the partnership agreement of a general partnership; (iii) the certificate of limited partnership and the limited partnership agreement of a limited partnership; (iv) the certificate of formation and the limited liability company agreement or, if applicable, operating agreement of a limited liability company; (v) the constitution of a company; (vi) any similar charter or operating document adopted or filed in connection with the creation, formation or organization of any Person who is not an individual; (vii) the Shareholders’ Deed; and (viii) any amendment to any of the foregoing.
“Owned Intellectual Property” means all Intellectual Property owned by the Companies.
“Parties” means the parties to this Agreement and “Party” means any of the Parties.
“Payoff Amounts” has the meaning set forth in Section 2.04(f).
“Payoff Letters” has the meaning set forth in Section 2.04(f).
“Permits” has the meaning set forth in Section 5.09(a).
“Permitted Liens” means (i) Liens for Taxes that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with AIFRS or that may thereafter be paid without penalty, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen imposed by Law in the ordinary course of business consistent with past practice, (iii) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, in the ordinary course of business, consistent with past practice, which are not past due or in breach, (iv) defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges, title exceptions or encumbrances disclosed in policies, reports or title insurance which individually or in the aggregate do not materially impair the present use of the properties or assets of the Companies, (v) zoning, entitlement and other land use and environmental regulations issued by any Governmental Authority, in each case, which individually or in the aggregate do not materially impair the present use of the properties or assets of the Companies, (vi) in the case of Intellectual Property, non-exclusive licenses, options to license on a non-exclusive basis or covenants not to assert claims of infringement, in each case entered into in the ordinary course of business consistent with past practice, and (vii) Liens that do not, and would not reasonably be expected to, individually or in the aggregate, materially detract from the value of any of the property, rights or assets of the business of the Companies or materially interfere with the use thereof as currently used by any of the Companies.

“Person” means any natural person, general or limited partnership, corporation, company, trust, limited liability company, limited liability partnership, firm, association or organization or other legal entity.
“Personal Information” means, in addition to any definition provided by Privacy Laws or by the Companies for any similar term (e.g., “personally identifiable information” or “PII”) in any privacy policy, privacy notice or other public-facing statement of any Company, all information (alone or in combination with other information in the possession of any of the Companies) that is capable of being associated with an individual person or device, including (a) information that identifies, could be used to identify (alone or jointly with other information in the possession of any of the Companies) or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number or government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) biometric information relating to measurable biological (anatomical and physiological) or behavioral characteristics used for identification of an individual (e.g., fingerprints, retinal scans, facial scans, signatures, handwriting analysis and voice pattern recognition), (c) information that is created, maintained, or accessed by an individual (e.g., videos, audio or individual contact information), (d) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed) and (e) Internet protocol addresses, unique device identifiers or other persistent identifiers.  Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person.  Personal Information includes information in any form, including paper, electronic and other forms.
“Post-Closing Adjustment Escrow Account” means the account maintained by the Escrow Agent to hold the Post-Closing Adjustment Escrow Amount pursuant to the terms of the Escrow Agreement.
“Post-Closing Adjustment Escrow Amount” means, $5,000,000.
“Post-Closing Employee Payment(s)” has the meaning set forth in Section 7.05(b).
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the close of business on the Closing Date for any Straddle Period.
“Pre-Closing Transaction Steps” has the meaning set forth in the Recitals.
“Prior Counsel” has the meaning set forth in Section 9.17.

“Privacy Laws” means all Laws governing the receipt, collection, compilation, use, storage, retention, processing, sharing, safeguarding, security, deletion, disposal, destruction, disclosure or transfer of Personal Information.
“Proposed Purchase Price Calculations” has the meaning set forth in Section 2.06(a).
“Purchase Price Dispute Notice” has the meaning set forth in Section 2.06(b).
“R&W Policy” has the meaning set forth in Section 7.04.
“Real Property Leases” has the meaning set forth in Section 5.14(b).
“Reference Time” means 11:59 p.m. on the Closing Date.
“Registered Intellectual Property” means Intellectual Property that is issued by, or registered or filed with, any Governmental Authority or Internet domain name registrar, including patents, registered copyrights, registered trademarks, Internet domain names, business names and applications for any of the foregoing.
“Representative Losses” has the meaning set forth in Section 9.16(b).
 “Representatives” of a Person means the directors, officers, employees, advisors, agents, controlling persons, consultants, attorneys, accountants, investment bankers or other representatives of such Person.
“Restrictive Covenant Agreements” has the meaning set forth in the Recitals.
 “Sample Closing Statement” means the sample calculation of Closing Date Working Capital, Closing Date Cash and Closing Date Debt set forth on Exhibit B.
“Second Closing” has the meaning set forth in Section 2.01.
“Sellers” has the meaning set forth in the Preamble.
“Sellers’ Representative” has the meaning set forth in the Preamble.
“Sellers’ Representative Holdback Amount” means $1,000,000.
“Sensis” means Sensis Pty Ltd (ACN 007 423 912), an Australian proprietary limited company.
“Share Sales” has the meaning set forth in the Recitals.
“Shareholder Loans” has the meaning set forth in Section 5.05(b).
“Shareholders’ Deed” means that certain Shareholders’ Deed by and among Strawberry Holding Limited, Telstra Corporation Limited and Project Sunshine Pty Ltd dated as of February 28, 2014, as amended to date.

“Shares” means the Holdings Shares and the Sunshine SPV Shares.
“Shortfall Amount” has the meaning set forth in Section 2.06(f).
“Skip Business” has the meaning set forth in Section 5.23.
“Skip Business Sale Agreement” has the meaning set forth in Section 5.23.
“Software” means computer software, computer programs, applications, utilities, development tools, diagnostics, databases and embedded systems, in any form or medium, including source code, object code and executable code, and all databases used with, or used to develop, any of the foregoing, and all documentation pertaining to any of the foregoing.
“Straddle Period” means any taxable period that includes but does not end on the Closing Date.
“Strawberry” has the meaning set forth in Schedule 2.
“Subsidiaries” means the direct and indirect subsidiaries of Holdings listed in Section 5.02(b) of the Disclosure Letter and “Subsidiary” means any of the Subsidiaries.
“Sunshine” has the meaning set forth in the Recitals.
“Sunshine Consolidated Group” has the meaning set forth in Section 5.15(j).
“Sunshine Shares” has the meaning set forth in the Recitals.
“Sunshine SPV” has the meaning set forth in the Preamble.
“Sunshine SPV Shares” has the meaning set forth in the Recitals.
“Sunshine SPV Shares Closing Payment” has the meaning set forth in Section 1.02.
“Sunshine SPV Shares Sale” has the meaning set forth in the Recitals.
“Sunshine SPV Shares Seller” has the meaning set forth in the Preamble.
“Sunshine SPV Shares Seller Tax Indemnity Escrow Account” means the account maintained by the Escrow Agent to hold the Sunshine SPV Shares Seller Tax Indemnity Escrow Amount pursuant to the terms of the Escrow Agreement.
“Sunshine SPV Shares Seller Tax Indemnity Escrow Amount” means $6,000,000.
“Tail Policy” has the meaning set forth in Section 7.03(b).
“Target Working Capital” means negative $38,266,000.

“Tax” or “Taxes” means all income, excise, gross receipts, ad valorem, value added, sales, use, employment, franchise, profits, gains, property, unclaimed or abandoned property, transfer, use, payroll, intangibles or other taxes, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority with respect thereto.
“Tax Act” means the Income Tax Assessment Act 1936 (Cth), the Income Tax Assessment Act 1997 (Cth) or the Taxation Administration Act 1953 (Cth), as appropriate and as amended from time to time.
“Tax Authority” means any Governmental Authority responsible for the administration of any Tax.
“Tax Claim” has the meaning set forth in Section 8.04(a).
“Tax Indemnity Escrow Accounts” means the Holdings Sellers Tax Indemnity Escrow Account and the Sunshine SPV Shares Seller Tax Indemnity Escrow Account, and “Tax Indemnity Escrow Account” means either of the Tax Indemnity Escrow Accounts.
“Tax Indemnity Escrow Depletion Date” means the first date on which no funds remain in the Tax Indemnity Escrow Accounts.
“Tax Law” means any Law relating to Taxes.
“Tax Liability Amount” means an amount equal to (a) any amounts that would be properly accrued as Income Taxes payable on the consolidated balance sheet of Holdings in accordance with UK GAAP and the consolidated balance sheet of Sunshine in accordance with AIFRS, calculated (i) as of the end of the Closing Date as if the taxable year of the Companies ended on the Closing Date and (ii) by excluding all deferred Income Tax liabilities and deferred Income Tax assets and excluding any Income Tax liabilities resulting from Buyer or any Company taking any action on the Closing Date but after the Closings that is outside the ordinary course of business consistent with past practice, minus (b) 30% of the amount of the Closing Date Employee Payments.  For purposes of calculating the Tax Liability Amount, an Income Tax asset shall only reduce or offset an Income Tax Liability to the extent such Income Tax asset relates to same jurisdiction as such Income Tax liability (e.g., an Australian Income Tax asset shall not offset or reduce an Income Tax Liability imposed by the United Kingdom).
“Tax Returns” means all returns and reports (including claim of refund, elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes.
“Tax Sharing Deed” means the tax sharing deed dated 20 April 2010 (as amended from time to time) between the Head Company of the Telstra Tax Consolidated Group and each member of the Telstra Tax Consolidated Group including Sunshine SPV.
“Telstra Tax Consolidated Group” has the meaning set forth in Section 5.15(k).

“Transaction Documents” means this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed in connection with the consummation of the transactions contemplated hereby.
“Transaction Expenses” means any of the following, to the extent paid on the Closing Date as contemplated by Section 2.05(f) and taken into account in determining the Closing Adjustment or that remain outstanding as obligations of any Company after the Reference Time but were delivered or relate to the period on or prior to the Reference Time:  (i) all fees, costs commissions and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional, management or advisory fees and expenses) incurred by or on behalf of, or required to be paid by in whole or in part, any of the Companies, or, as applicable, the Sunshine SPV Shares Seller, in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated by the Transaction Documents or any other process to sell an interest in or assets of any of the Companies, (ii) any bonus, incentive and change in control, discretionary or retention or other compensatory payments (including the employer portion of any employment, payroll or similar Taxes, if any, associated therewith) payable to any current or former employees, officers, directors, consultants, or managers of any of the Companies that become payable as a result of the consummation of the transactions contemplated by the Transaction Documents, (iii) the Closing Date Employee Payments and any other amounts payable by any of the Companies in respect of any performance equity or phantom equity awards (including the employer portion of any employment, payroll or similar Taxes, if any, associated therewith), including, for the avoidance of doubt, with respect to the Executive Interim Distribution Plan and Sensis’ 2014 Participation Plan, payable in connection with the consummation of the transactions contemplated by the Transaction Documents, (iv) any severance or redundancy entitlements that any Senior Employee (other than any person listed on Section A-4 of the Disclosure Letter) would be entitled to if his or her employment was terminated on or after the Closing Date pursuant to any Contract, or amendment thereto, executed on or after October 16, 2019, provided, however, that, with respect to any amendment to any severance or redundancy entitlement executed after October 16, 2019, the amount that shall constitute a Transaction Expense shall be limited to the incremental increase over the amount to which such Senior Employee was entitled prior to such amendment, and (v) any of the obligations and amounts described in Section A-1 of the Disclosure Letter.
“Transfer Taxes” means any sales Tax, use Tax, direct or indirect real property transfer Tax, documentary stamp Tax, stamp duty, stamp duty reserve Tax, value added Tax or similar Taxes and related fees, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority with respect thereto.
“Transfer Taxes Schedule” has the meaning set forth in Section 2.04(e).
“Trapped Cash” means (i) all deposits (including, sublease tenant deposits), and (ii) all cash equivalents and cash of the Companies which is either (A) outside of Australia which is not capable of being lawfully spent, distributed as a dividend or released by any of the Companies from the jurisdiction in which it is situated within a period of 90 days without deduction, withholding or additional cost (other than general foreign exchange controls applicable in jurisdictions in which the relevant Company operates and the de minimis administrative costs of transfer from a bank account incurred in the ordinary course of business) or (B) not available for immediate use because it is securing obligations or liabilities of any Person, including obligations of Debt or under any Contract.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“UK Subsidiary” means each Subsidiary that is organized under the laws of England and Wales, all of which are listed as a UK Subsidiary on Section 5.02(b) of the Disclosure Letter.
“VAT” means any: (i) tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the United Kingdom, value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto); and (ii) other Tax of a similar nature (including, without limitation, sales tax, use tax, consumption tax and goods and services tax), whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (i), or elsewhere.
“Valuation Date” has the meaning set forth in Section 5.13(o).

EXHIBIT B

AGREED ACCOUNTING PRINCIPLES AND
SAMPLE CLOSING STATEMENT

B-1

SCHEDULE 1

HOLDINGS SELLERS

Name of Holdings Seller	Ordinary Shares
Platinum Equity Capital Partners International III (Cayman), L.P.	8,873,364
Platinum Equity Capital Partners-A International III (Cayman), L.P.	668,800
Platinum Equity Capital Partners–B International III (Cayman), L.P.	921,212
Platinum Equity Capital Partners–C International III (Cayman), L.P.	936,624
Platinum Strawberry Principals International (Cayman), L.P.	600,000
Totals	12,000,000

SCHEDULE 2

PRE-CLOSING TRANSACTION STEPS
Prior to the Closing, and in the following order, the Sellers have taken the following:

January 2020 steps

1. Sunshine declared and paid a A$60,000,000 cash dividend, which was left outstanding, to the direct holders of its Shares pro rata as follows: (i) A$42,000,000 to Project Strawberry Holding Limited (“Strawberry”) (“Receivable I”) and A$18,000,000 to Telstra Corporation Limited (“Telstra”) (the “First Sunshine Dividend”).

2. Immediately following the First Sunshine Dividend, Strawberry declared and paid a dividend in specie of A$42,000,000 to Sensis Holding II Limited (“Sensis II”), payable to Sensis II by assignment of Receivable I to Sensis II (the “First Strawberry Dividend”).

3. Immediately following the First Strawberry Dividend, Sensis II declared and paid a dividend in specie of A$28,440,205.32 to Holdings, payable to Holdings by part assignment of Receivable I to Holdings (the “First Sensis II Dividend”).

4. Immediately following the First Sensis II Dividend, Sensis II assigned the remaining A$13,559,794.68 of Receivable I to Holdings, in consideration for the reduction in the existing inter-company balance between Sensis II and Holdings by the same amount.

February 2021 steps

1. On 23 February 2021, Sunshine declared and paid a fully franked dividend of A$100,000,000 to the direct holders of its Shares pro rata and which amounts were immediately loaned back to Sunshine by Strawberry and Telstra (respectively) as follows: (i) A$70,000,000 to Strawberry (“Receivable 2”) and A$30,000,000 to Telstra (the “Second Sunshine Dividend”).

2. Immediately following the Second Sunshine Dividend on 23 February 2021, Strawberry declared and paid a dividend in specie of A$70,000,000 to Sensis II, payable to Sensis II by assignment of Receivable 2 to Sensis II (the “Second Strawberry Dividend”).

3. Immediately following the Second Strawberry Dividend on 23 February 2021, Sensis II declared and paid a dividend in specie of A$49,257,871 to Holdings, payable to Holdings by part assignment of Receivable 2 to Holdings (the “Second Sensis II Dividend”).

4. Immediately following the Second Sensis II Dividend, Sensis II assigned the remaining A$20,742,129 of Receivable 2 to Holdings, in consideration for the reduction in the existing inter-company balance between Sensis II and Holdings by the same amount.

5. On 26 February 2021, the board and shareholders of Sensis II passed resolutions to (i) re-categorise the Second Sensis II Dividend as an intra-group loan outstanding from Holdings to Sensis II in an amount of A$49,257,871 ("Intra-Group Loan"), and (ii) subsequently declared a dividend in specie of A$49,257,871 to Holdings which was satisfied by the release of Holdings from its liability to repay the Intra-Group Loan.

SCHEDULE 3
CLOSING SCHEDULE
See attached.